CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

07021905

13 March 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	12/03/2007
REG-Catlin Group Limited Director/PDMR Shareholding	09/03/2007
REG-Catlin Group Limited Director/PDMR Shareholding	09/03/2007
REG-Catlin Group Limited Dividend Declaration	09/03/2007
REG-Catlin Group Limited Final Results - Part 2 - Part 1	09/03/2007
REG-Catlin Group Limited Final Results - Part 2 - Part 3	09/03/2007
REG-Catlin Group Limited Final Results - Part 2 - Part 4	09/03/2007
REG-Catlin Group Limited Final Results - Part 2 - Part 2	09/03/2007
REG-Catlin Group Limited Final Results - Part 1 - Part 1	09/03/2007
REG-Catlin Group Limited Final Results - Part 1 - Part 2	09/03/2007

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

dlw 3/20

CATLIN

Yours faithfully,

Pramila Bharj
Enc

REG-Catlin Group Limited Final Results - Part 1 - Part 2
Released: 09/03/2007

RNS Number:6437S
Catlin Group Limited
Part 2 : For preceding part doubleclick [nRNSI6437S]

Expense ratio

Catlin's expense ratio increased to 36.8 percent (2005: 32.0 per cent). Included in the expense ratio is approximately 25.8 percentage points which relates to policy acquisition costs; for Catlin this is broadly unchanged compared with 2005. On a pro forma basis the expense ratio stood at 37.3 per cent; policy acquisition costs represented 24.3 percentage points of the overall expense ratio.

The increase in administration and other expenses is primarily a result of investment in Catlin US and the Group's international offices; investment in information technology, particularly in theFrame, Catlin's proprietary underwriting management system and data warehouse; and higher awards granted under the performance share scheme and higher bonus payments to staff, both of which are based on consolidated return on equity.

Wellington's administrative and other expenses also increased, largely reflecting certain one-off costs including the cost of projects which were terminated following the acquisition by Catlin and additional costs resulting from the early vesting of employee stock options.

The expense ratio includes all head office costs and excludes financing and amortisation expenses.

Net investment income and net realised gains/(losses) on investments

US$000	2006 unaudited pro forma consolidated	2006	2005
Total investments and cash as at 31 December	5,013,709	2,722,5801	2,371,360
Net investment income and change in fair value of derivatives	184,846	104,668	82,147
Net realised gains/(losses) on investments	3,501	(17,041)	(1,520)
Net unrealised (losses)/gains on investments	1,643	1,643	(29,015)
	189,990	89,890	51,612
Realised return on average investments	4.1%	3.5%	3.6%
Total return on average investments	4.1%	3.5%	2.3%

1. Represents legacy Catlin investments only, on which the reported return was earned. Total investments and cash as reported in the balance sheet is US$5.01 billion.

For Catlin, the 2005 total investment return was depressed by significant unrealised losses on investments caused by rises in US interest rates during that year. During 2006 certain of those losses have been realised following a review of investment managers and a resulting rebalancing of portfolios. This

has slightly depressed the realised return in 2006. In overall terms, after taking account of unrealised gains, returns showed a significant improvement over 2005 with interest rates and other valuation effects being quite small.

Net investment income also includes the change in the fair value of the catastrophe swap entered into by Catlin Bermuda, a charge of US$619,000.

The Wellington return for 2006 is higher than Catlin's, at 5.3 per cent, resulting particularly from the shorter duration of its fixed income securities as well as diversification in equities and hedge funds of funds.

Net realised gain/(loss) on foreign currency exchange

During 2006 Catlin realised a gain on foreign exchange of US$38.7 million (2005: US$13.8 million loss). The sterling-US dollar exchange rate rose to 1.96 at year-end 2006 (31 December 2005: 1.72). representing a 14 per cent strengthening of sterling against the US dollar. During 2005, the US dollar had strengthened by 10 per cent against sterling. Gains largely resulted from Catlin's US dollar reporting operations holding sterling assets during the year.

Wellington had a realised loss on exchange of US$7.5 million, primarily resulting from losses on currency sales.

Income tax expense

Catlin's income tax expense increased 108 per cent to US$16.6 million (2005: US$8.0 million), whilst the effective tax rate has fallen to 6.0 per cent (2005: 28.9 per cent).

The effective tax rate is lower than the Group's expected rate of 12 to 15 per cent over the course of an underwriting cycle because profitable business was ceded to Catlin Bermuda. The Catlin Syndicate and Catlin UK recorded net losses during the year, after intra-Group reinsurance. The Catlin Syndicate losses occurred due to losses from prior years that were not covered by intra-Group reinsurance. The Catlin UK loss was the result of two large satellite claims which caused a loss for the year even after intraGroup reinsurance.

During 2005 the opposite effect occurred, when losses were ceded to Catlin Bermuda through intra-Group reinsurance, leaving profits in the Catlin Syndicate and Catlin UK, which caused the Group's tax rate to exceed the expected rate.

Most of Wellington's profits arose in UK entities and its effective tax rate is close to the UK corporate tax rate.

Balance sheet

The balance sheet at 31 December 2006 incorporates the net assets of Wellington which were acquired as at the year end. The fair value of the assets acquired is reflected in the balance sheet in accordance with US GAAP requirements.

US$000 (except share amounts)	2006	2005	% change
Investments and cash	5,013,709	2,371,360	111
Securities lending collateral	130,854	-	-
Intangible assets and goodwill	868,026	63,639	1,264
Premiums and other receivables	987,768	565,500	75
Reinsurance recoverable	1,238,852	629,269	97
Value of in-force business acquired	118,384	-	-
Deferred acquisition costs	144,063	126,738	14
Other assets	304,662	103,477	194
Loss reserves	(4,005,133)	(1,995,485)	101
Unearned premiums	(1,290,379)	(663,659)	94
Notes payable	(550,290)	(50,000)	1,000
Subordinated debt	(99,936)	-	-
Other liabilities	(710,697)	(219,758)	223
Securities lending payable	(130,854)	-	-
Minority interest	(749)	-	-
Stockholders' equity	2,018,280	931,081	117

Stockholders' equity per share (US$)(1)	US$8.07	US$5.97	35
Stockholders' equity per share (sterling)(1)	£4.12	£3.47	19

(1) Calculated based on issued share capital at 8 March 2007 of 250.0 million shares.

The chart below shows the principal components of the change in stockholders' equity during the year:

US$000	
Stockholders' equity, 1 January 2006	931,081
Equity raise, March 2006	64,881
Net income	258,789
Equity issued to acquire Wellington	812,427
Stock compensation and other	11,000
Treasury shares acquired	(6,600)
Dividends declared	(48,607)
Change in other comprehensive income	(4,691)
Stockholders' equity, 31 December 2006	2,018,280

Investments and cash

Investments and cash increased by 111 per cent to US$5.01 billion (2004:US$2.37 billion). Included in this amount are US$2.29 billion in investments and cash in the acquired Wellington balance sheet. In addition to cash generated from operations, cash resources were increased by US$65 million through the issue of equity in March 2006.

The Group continued to maintain a conservative investment philosophy, with the majority of assets invested in a portfolio of fixed maturities, short term investments and cash. At 31 December 2006, the fixed maturities were all high quality, primarily with ratings of AA or higher. The Wellington portfolio includes assets with a market value of US$233 million invested in diversified investment funds.

Securities lending

In early 2006 the Group entered into a securities lending arrangement, through which certain of its fixed maturity investments are loaned to third parties through a lending agent. Catlin maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash, government securities and letters of credit is required to be established by the borrower at a minimum rate of 102% of the market value of the loaned securities; this is monitored and maintained by the lending agent.

Intangibles and goodwill

Intangibles and goodwill have increased by US$804 million due to the acquisition of Wellington at the end of the year. Goodwill arising on the transaction is US$69 million. The following intangible assets have been created:

- Purchased Lloyd's syndicate capacity (US$716 million)
  - This represents the capacity that Wellington owned on acquisition as well as the capacity acquired by Catlin from Wellington's third-party capital providers. The element acquired by Catlin as part of the cessation of Syndicate 2020 is valued at US$250 million.
  - This asset will have an indefinite life and, as such, will not be amortised but will be subject to annual impairment tests.
- Distribution network (US$5 million)
  - This represents the value of the customer and broker networks after allowing for an assumed rate of attrition and will be deducted from the syndicate capacity amount above. Catlin already has access to similar

networks in Lloyd's, but there is value in the Lloyd's distribution network from a market participant's point of view.
    o This asset will be amortised over its estimated useful life of five years.

- Surplus lines licenses (US$ 6 million)

    o This represents the value of the surplus lines licenses acquired.
    o This asset will be amortised over its estimated useful life of five years.

Under US GAAP Catlin is required to establish a liability for deferred taxation in relation to the value of intangible assets and goodwill arising on the acquisition. This liability is included in 'other liabilities' and amounts to US$127 million.

In May 2006 the Group acquired American Indemnity Company, a shell insurance company in the United States which will write admitted business for the Group. As part of the acquisition, the Group acquired approvals by states to write surplus lines business which are valued at $3 million. These intangible assets are also included in this balance.

Reinsurance recoverable

Included in this amount are reinsurance recoverables of US$805 million in the acquired Wellington balance sheet. Wellington historically relied on reinsurance to a greater extent than Catlin. The composition and quality of reinsurers used by Wellington are comparable to those used by Catlin.

The legacy Catlin reinsurance recoverable, which included the deposit with reinsurer, has decreased by US$196 million compared with the prior year. The 2005 balance reflected the anticipated recoveries from reinsurers due to the hurricane losses incurred in the second half of 2005. There is no deposit with reinsurer balance in the 2006 figures as all recoveries have now been made under this contract.

Premiums and other receivables

Included in this amount are receivables of US$339 million in the acquired Wellington balance sheet. Legacy Catlin premiums and other receivables have increased by US$83 million compared with the prior year, reflecting the higher levels of premiums written during 2006.

Value of in-force business acquired

As part of the Wellington acquisition, the legacy Wellington deferred acquisition costs have been written off and have been replaced by an asset that represents the value of the business acquired. The establishment of this asset, which represents the profit embedded in the unearned premiums carried on the Wellington balance sheet, is required under US GAAP. It will be amortised to net income in line with the earning of the related unearned premium.

Deferred acquisition costs

Deferred acquisition costs as a percentage of unearned premiums was 11 per cent (31 December 2005: 19 per cent). However, including the value of inforce business acquired, which effectively replaced deferred acquisition costs on Wellington's acquisition balance sheet, this percentage is comparable to the previous year at 20 per cent.

Loss reserves

Gross loss reserves have approximately doubled to US$4.00 billion (2005:US$2.00 billion), including US$2.03 billion assumed at fair value upon the acquisition of Wellington. For both companies the level of gross loss reserves has fallen over 2006, reflecting steady settlement of losses arising from the 2005 hurricanes. Notwithstanding this, approximately 44 per cent of the gross reported losses in respect of Hurricane Katrina remain unpaid. Loss reserves continue to be held at levels which are conservative relative to the range of estimates of both internal actuaries and independent advisors.

Unearned premiums

Unearned premiums have increased by approximately 94 per cent to US$1.29 billion (31 December 2005:US$664 million), including US$492 million assumed on the acquisition of Wellington. The growth in unearned premiums reflects growth in net written premiums during 2006.

Cash and capital management

Intra-Group reinsurance

The use of intra-Group reinsurance is central to the management of the Group's capital. The Group seeks to maintain economic capital within Catlin Bermuda to the maximum extent possible and to manage the insurance risk portfolio on a Group basis, regardless of the underwriting platform which originally underwrites the risk. The intra-Group contracts which cede risk from the Catlin Syndicate and Catlin UK to Catlin Bermuda have been renewed during the year, and contracts have also been put in place to cede Catlin US risk to Bermuda when Catlin US commences underwriting for its own account. These arrangements will also be effective in ceding former Wellington syndicate risk to Catlin Bermuda; Wellington Syndicate 2020 ceased operations effective 31 December 2006, with the business formerly written by Syndicate 2020 now underwritten by the Catlin Syndicate.

Cash and liquidity

A summary of the growth in cash and invested assets is shown in the table below.

US$000	
Total cash and investments, 1 January 2006	2,371,360
Operating cash	121,192
Dividends paid	(48,751)
Acquisition of Wellington, net of cash and investments acquired	1,970,942
Bridge financing facility	500,000
Other	98,966
Total cash and investments, 31 December 2006	5,013,709

Gearing and banking facility

The Group's banking arrangements were largely unchanged from 2005 up to the acquisition of Wellington. To assist with the financing of that transaction, Catlin entered into a US$500 million bridge financing facility which was used to finance the cash element of the acquisition of Wellington, together with part of the consideration paid to the thirdparty capital providers to the Wellington syndicate in accordance with the syndicate cessation arrangement. The cost of this facility was LIBOR plus 45 basis points.

On 18 January 2007 Catlin Insurance Company Ltd. ('Catlin Bermuda') issued US$600 million of non-cumulative perpetual preferred shares. Interest is payable at 7.249 per cent. The proceeds of this issue were primarily used to repay the bridge financing facility. These preferred shares represent regulatory capital for Catlin Bermuda and innovative Tier I capital.

The Group has renegotiated its bank facility to meet the needs of the combined Group. This includes the following three elements:

- A US$50 million revolving credit facility. This was fully drawn at 31 December 2006 but was repaid following completion of the preferred share issue referred to above.
- A £275 million (US$539 million) unsecured letter of credit facility. £225 million of this facility is currently drawn and used to provide part of the Funds at Lloyd's supporting the underwriting of the Group's operations at Lloyd's.
- A US$350 million standby letter of credit facility which is used by Catlin Bermuda and Catlin UK to secure outstanding claim and unearned premium balances as necessary for trading in, for example, the US. There is approximately US$110 million outstanding on this facility.

During 2006 Wellington issued a total of US$68 million and e18 million variable rate unsecured subordinated notes. The interest payable on the notes is based on market rates for three-month deposits in US dollars plus a margin of up to 317 basis points. The notes, which are redeemable in 2011 at the earliest, qualify

as lower Tier II capital under UK Financial Services Authority regulations. The proceeds were primarily used to provide funding for Syndicate 2020.

The gearing reflected on the balance sheet arising from this financing represents 32 per cent (31 December 2005: 5 per cent) of stockholders' equity. After the preferred share issue in January 2007, gearing has fallen to 4 per cent.

Foreign currency management

US dollars account for the majority of the Group's cash flows. A significant part of the remaining cash flows are in sterling; the Group also maintains euro and Canadian dollar funds. Management of foreign currency exposures is primarily focussed on analysis and matching of expected cash flows; derivatives or other financial instruments have not been utilised by Catlin during the year. Forward purchases and sales of currency are used when currency needs are identified. Wellington undertook forward currency and other currency derivative transactions during the year.

Other capital management

Group capital adequacy is measured against Catlin's economic capital model which measures required capital against a series of 1 in 200 year scenarios. This complies with European and US regulatory requirements, although the Group holds capital in excess of regulatory minima. The model calculates capital requirements having regard to underwriting, reserving, credit, market, investment and operational risk. The model is regularly updated as part of the Group's planning process.

Catlin Bermuda, Catlin UK and the Catlin Syndicate have financial strength ratings of 'A' (Excellent) by A.M. Best Company, while Wellington Specialty Insurance Company is rated 'A-' (Excellent). The Catlin Bermuda and Catlin UK ratings from A.M. Best are currently under review with negative implications. Catlin anticipates that this review will be resolved in the first half of 2007. During 2006, Catlin Bermuda and Catlin UK received insurer financial strength ratings of A- (Strong) by Standard & Poor's.

The non-cumulative perpetual preferred shares issued by Catlin Bermuda are rated 'bbb' by A.M. Best Company and 'BBB' by Standard & Poor's.

Reconciliation to IFRS

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards ('IFRS').

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders' equity under US GAAP to the amounts which would have been reported had IFRS been applied.

Net income		Year ended 31 December	
(US$000)	Note	2006	2005
Net income under US GAAP		$258,789	$19,662
Adjustment for:			
Change to single functional currency	(a)	(50,052)	5,275
Exchange gains/(losses) on foreign currency bond portfolios	(b)	(4,240)	3,662
Fair value of employee stock compensation	(c)	(99)	(99)
Recognition of payroll taxes on employee stock compensation	(d)	(371)	(1,826)
Taxation	(e)	16,429	(2,319)
Net income under IFRS		$220,456	$24,355

Stockholders' equity As at 31 December

(US$000)	Note	2006	2005
Stockholders' equity under US GAAP		2,018,280	$931,081
Adjustment for:			
Change to single functional currency	(a)	(10,388)	(9,387)
Fair value of employee stock compensation	(c)	(310)	(241)
Recognition of payroll taxes on employee stock compensation	(d)	(1,981)	(1,721)
Stockholders' equity under IFRS		2,005,601	$919,732

a) Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. The Catlin Syndicate meets these criteria and therefore operates with multiple functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving the Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

b) Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders' equity. Under IFRS, such changes are included in the statement of operations.

c) Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group's listed peers.

d) Under US GAAP, a liability for payroll taxes arising from stock compensation is recognised when the amount is due to the taxing authority, for example on the exercise of stock options. Under IFRS, a liability must be recorded at the date of grant, based on the market value of the underlying security. This liability should be subsequently adjusted for movements in the market value of the underlying security.

e) All of the net income reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

The Wellington Acquisition

Catlin's acquisition of Wellington Underwriting plc is expected to bring material benefits to the business. Catlin's and Wellington's businesses are complementary with strong operational and underwriting expertise which will be further strengthened and diversified through the combination. On an unaudited combined basis, Catlin and Wellington's operations produced net income in 2006 amounting to US$428 million, representing a 23.8 per cent return on average equity.

Catlin's recommended offer to acquire Wellington was declared unconditional on 18 December 2006. The combination of the businesses was deemed effective 31 December 2006 for accounting purposes and the net assets acquired have been valued as at that date. The operating results of Wellington will be included in Catlin's consolidated financial statements for periods following 31 December 2006.

Under the terms of the offer, Wellington shareholders received 0.17 shares of the Company's common stock and 35 pence in cash for each Wellington share. Total consideration including expenses for the transaction was approximately US$1.18 billion, including US$347 million of cash and 86.1 million shares of the Company's common stock valued at US$812 million.

The offer represented a premium for Wellington shareholders of approximately 25 per cent to the closing middle market price of 97.25 pence per Wellington share on 23 October 2006, the last business day prior to the announcement that Catlin and Wellington were in discussions. The offer represented a premium for Wellington shareholders of approximately 31 per cent to the average Wellington share price over the one-month period prior to 24 October 2006, the day that it was announced that Catlin and Wellington were in discussions.

Prior to the acquisition, Wellington conducted its underwriting activities through:

- The management by Wellington Underwriting Agencies Limited of Syndicate 2020, and its participation on Syndicate 2020 through the Wellington corporate members (the Wellington Group's participation on Syndicate 2020 amounted to 67 per cent for the 2006 year of account). In December 2006, Lloyd's approved the cessation of Syndicate 2020 and its operations have been combined with those of the Catlin Syndicate (Syndicate 2003) for the 2007 year of account.
- Wellington Underwriting Inc., an underwriting agency in the United States which underwrote or introduced insurance and reinsurance business to Syndicate 2020.
- Wellington Specialty Insurance Company, a nonadmitted insurer in the United States which underwrites specialty casualty and noncatastrophe property insurance for US commercial clients.

The projected benefits of the acquisition include:

- A major expansion of Catlin's operating platforms. Following the amalgamation with Syndicate 2020, the Catlin Syndicate is the largest syndicate at Lloyd's for the 2007 underwriting year with a total premium capacity of £1.25 billion. Catlin Bermuda is expected to grow through further underwriting opportunities and increased intraGroup reinsurance cessions. Catlin UK will develop further through writing business classes also underwritten by Wellington.
- The accelerated development of Catlin's US business. The acquisition of Wellington advances Catlin's existing expansion plans in the US. The addition of Wellington's US operations enhances the depth of the underwriting staff and the range of products offered by Catlin US. It has also strengthened Catlin US's infrastructure.
- Further diversification of Catlin's underwriting operations. The Wellington acquisition broadens Catlin's already diversified underwriting portfolio by adding new classes of business and additional noncatastrophe risk. In addition, Wellington brings a strong reputation for underwriting skill, and the addition of Wellington's underwriting staff will bolster Catlin's team.
- A strengthened balance sheet. Catlin's greater financial resources arising from 2006 results and the acquisition are a positive factor for clients, brokers and shareholders. At 31 December 2006, investments and cash increased by 111 per cent per cent to US$5.01 billion (31 December 2005: US$2.37 billion), whilst stockholders' equity increased by 117 per cent to US$2.02 billion (31 December 2005: US$931.1 million).

The acquisition is now expected to be earnings accretive in 2007 after projected restructuring and retention costs, and significantly earnings enhancing in 2008 and subsequent years following the projected realisation of not less than US$70 million in annualised synergies. The projected synergies include:

- Reinsurance synergies, which are expected due to greater diversification and therefore reduced reinsurance need, and economies of scale. There is considerable scope for reinsurance synergies in the light of the Group's US$500 million expenditure for reinsurance in 2006.
- Tax synergies, which are expected through the maintenance of capital in Bermuda. For 2006 Wellington produced pre tax income of US$245 million and had a tax rate of 30.8 per cent. Catlin's tax rate for 2006 was 6.0% and it is expected that Catlin's tax rate over time will average 12 per cent to 15 per cent.
- Operating synergies, which are expected to stem from scale efficiencies, including headcount savings and consolidation of information technology, professional services and office costs . As at 28 February 2007, there have been 47 agreed employee departures and 31 resignations since the offer was declared unconditional, producing an annualised saving of US$9 million. In

addition, the Group has reduced by 150 employees the recruitment previously projected separately by Catlin and Wellington, which will produce an estimated annualised cost saving of US$14 million. The combination of premises is expected to produce an additional annualised saving of US$6 million.

- Investment synergies, which are expected as a result of increased portfolio size and optimisation of riskadjusted returns.

Catlin has owned 100 per cent of the capacity of the Catlin Syndicate since 2003 and believes that full ownership of syndicate capacity provides significant benefits. Accordingly, concurrent with the acquisition and through the cessation of Syndicate 2020, Catlin in effect removed the thirdparty capacity and combined the Wellington and Catlin Syndicates. As a result, the Group owns 100% of the capacity of the enlarged Catlin Syndicate for 2007. Some of the third party capacity that previously supported Wellington Syndicate 2020 participates on a quota share reinsurance of Catlin Syndicate for 2007 (and will do so for 2008). The quota share reinsurance comprises£156 million of Catlin Syndicate's total premium capacity of £1.25 billion.

In December 2006, after the offer was declared unconditional, Lloyd's granted permission for Syndicate 2020 to cease as at 31 December 2006.

Catlin entered into a US$500 million bridge financing facility which was used to finance the cash element of the acquisition of Wellington, together with part of the consideration paid to the thirdparty capital providers to Syndicate 2020. On 18 January 2007 Catlin Insurance Company Limited issued US$600 million of non-cumulative perpetual preferred shares and used a portion of the proceeds of this issue to repay the bridge facility.

END
FR OKFKQKBKBQNK

Print

REG-Catlin Group Limited Final Results - Part 1 - Part 1
Released: 09/03/2007

RNS Number:6437S
Catlin Group Limited
09 March 2007

PART 1

CATLIN GROUP LIMITED
PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2006

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialty property/casualty insurer and reinsurer, announces its financial results for the year ended 31 December 2006.

Financial highlights:
Combined basis (see notes on Page 2)

- Income before tax of US$521 million
- Net income of US$428 million
- Return on average equity of 24 per cent
- Earnings per share of US$1.73
- Gross premiums written of US$2.72 billion, representing 15 per cent growth compared with 2005
- Combined ratio of 87 per cent

As reported (see notes on Page 2)

- Income before tax rose nine-fold to US$275 million (2005: US$28million)
- Stockholders' equity increased by 117 per cent to US$2.0 billion (2005: US$931 million)
- Investments and cash increased by 111 per cent to US$5.0 billion (2005: US$2.4 billion)
- Book value per share increased 19 per cent in sterling terms to £4.12 (2005: £3.47); book value per share in dollar terms rose 35 per cent to US$8.07 (2005: US$5.97)
- Proposed final dividend of 17 pence (32.8 US cents) (2005: 10.1 pence; 17.6 US cents); proposed total dividend of 23 pence (44.1 US cents), an increase of 48 per cent in sterling terms over prior year (2005: 15.5 pence ; 27.5 US cents)

US$000	Catlin as reported 2006	Wellington 2006	Combined 2006
Gross premiums written	1,605,019	1,116,781	2,721,800
Net premiums written	1,410,123	913,138	2,323,261
Net premiums earned	1,325,861	902,301	2,228,162
Income before income taxes	275,417	245,097	520,514
Net income	258,789	169,692	428,481
Tax rate	6.0%	30.8%	17.7%
Loss ratio	51.4%	47.9%	50.0%
Expense ratio	36.8%	38.1%	37.3%
Combined ratio	88.2%	86.0%	87.3%
Return on average equity	24.2%	22.4%	23.8%
Investments and cash	5,013,709		5,013,709
Stockholders' equity	2,018,280		2,018,280
Earnings per share (US$)	1.59		1.73
Book value per share (sterling)	4.12		4.12
Book value per share (US dollar)	8.07		8.07
Total dividend per share (pence)	23.0		23.0
Total dividend per share (US cents)	44.1		44.1

Notes:

1. Catlin's results for the year ended 31 December 2006 include the acquisition of Wellington on 18 December 2006. Because of its timing, the acquisition had no impact on the income statement, including net income, for the year, but the acquisition is reflected in the balance sheet at 31 December 2006.

2. Income statement figures presented on a combined basis represent the aggregation of audited Catlin results and Wellington results, both presented under US GAAP. The Wellington US GAAP income statement has not been audited.

3. A summary of Catlin's financial results for the year ended 31 December 2006, including comparisons to the previous year, are contained in the Financial Review attached to this announcement. Catlin's full financial statements are also attached.

4. Earnings per share are based on weighted average shares in issue of 162.6 million (as reported) and 248.7 million (combined). Book value per share is based on shares in issue and to be issued of 250.0 million at 31 December 2006.

Operational highlights:

Underwriting

- Strong underwriting performance in 2006 for Catlin and Wellington
- Catlin and Wellington reduced catastrophe exposures; nevertheless, both portfolios grew strongly
- Broadly constant split of premium volume between catastrophe exposed and non-catastrophe business

Wellington acquisition

- Relocated: All London-based employees in one location
- Refinanced: Acquisition bridge finance facility retired with proceeds of US$600 million non-cumulative perpetual preferred share issue
- Integrated: Catlin and Wellington operations fully integrated
- Minimal unplanned staff departures
- Acquisition now expected to be earnings accretive for 2007 after restructuring and retention costs
- Greater than US$70 million in post-tax synergies projected for 2008, ahead of original expectations

Growth

- Embedded growth will result from uplift in share of Lloyd's business retained by Group arising from departure of third-party capacity
- Organic growth potential across business, from investment in Catlin US and from expansion of international office network

Outlook:

- Estimated written premium for January 2007 renewal season slightly above combined 2006 volumes for same period
- Rates for catastrophe exposed business expected to remain firm
- Rates for non-catastrophe exposed business expected to decrease, but margins should remain good
- Catlin will continue to expand non-catastrophe exposed portfolio
- Catlin looks ahead with confidence

Commenting on the Group's preliminary results, Sir Graham Hearne, Chairman of Catlin Group Limited, said:

"Catlin produced a strong operating performance during 2006, with a return on average equity of 24 per cent. We are confident about our prospects following the acquisition of Wellington, and this confidence is reflected in the proposed total dividend of 23 pence per share, an increase of 48 per cent."

Chief Executive Stephen Catlin said:

"Catlin has made excellent progress, both in terms of our operating results for 2006 and the rapid integration with Wellington. Since our offer for Wellington was declared unconditional on 18 December 2006, we have relocated all London employees to a single office, refinanced the debt we assumed to acquire Wellington and integrated all operational functions. We now expect the acquisition to be earnings accretive in 2007 and to produce post-tax savings of at least $70 million in 2008.

"The Wellington acquisition provides Catlin with a springboard for future growth. We have made an excellent start to 2007, with written premiums in the January renewal season slightly above the combined volumes for the same period in 2006. We are set to benefit from embedded growth in the amount of business retained by the Group from its Lloyd's operations, and expect to see continued organic growth from our investment in Catlin US and our international office network. Catlin is in the strongest position in its history, and we look ahead with confidence."

- ends -

For more information contact:

Media Relations:

James Burcke, Head of Communications, London	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	Email:	james.burcke@catlin.com
Liz Morley, Maitland	Tel:	+44 (0)20 7379 5151
	Email:	emorley@maitland.co.uk

Investor Relations:

William Spurgin, Head of Investor Relations, London	Tel:	+44 (0)20 7458 5726
	Mobile:	+44 (0)7710 314 365
	Email:	william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. Catlin management will make a presentation to investment analysts at 10.30am GMT today at its London office. The presentation will be broadcast live on the Group's website (www.catlin.com). The webcast will be available on the website following the presentation.

3. Catlin's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The Group reports in US dollars.

4. Rate of exchange at 31 December 2006: £1 = US$1.96 (balance sheet); £1 = US$1.85 (income statement); at 7 March 2007: £1 = US$1.93.

5. Detailed information regarding Catlin's operations and financial results for the year ended 31 December 2006 follow, including statements from the Chairman and Chief Executive, an underwriting and financial review, and information about the Wellington acquisition.

6. Statements that the Wellington acquisition is expected to be earnings accretive do not constitute a profit forecast and should not be interpreted to mean that the earnings per share in 2007, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial year.

Chairman's Statement

A year ago, in the aftermath of Hurricanes Katrina, Rita and Wilma, I expressed optimism that the unparalleled catastrophe losses of 2005 would create new opportunities for the Catlin Group. This was indeed the case during 2006:

- The Group achieved excellent operating results as Catlin's reported net income rose to a record US$258.8 million (2005: US$19.7 million) and return on average equity increased to 24.2 per cent (2005: 2.1 per cent).

- Catlin's market position was substantially enhanced by the acquisition of Wellington Underwriting plc, which was declared unconditional on 18 December 2006. Including Wellington, Catlin's net income amounted to US$428.5 million and the return on average equity was 23.8 per cent.

The acquisition of Wellington is a watershed in Catlin's evolution. The Catlin Syndicate now ranks as the largest syndicate at Lloyd's in terms of premium capacity, and the Group's other operating platforms are in a position to write increased volumes of business as a result of the acquisition. The addition of Wellington's established US-based operations significantly advances the development of Catlin US. The combination of the two companies' books of business broadens the Group's already diversified risk portfolio. Catlin's staff will be strengthened by the addition of a group of talented employees. The acquisition is now expected to be earnings accretive in 2007, and synergies are expected to increase earnings substantially in 2008 and future years.

Dividend

As first announced in October 2006, the Board of Directors proposes a final dividend of 17 pence (32.8 US cents) per share, payable on 8 June 2007 to shareholders of record at the close of business on 11 May 2007. Including the interim dividend of 6 pence (11.3 US cents) per share paid on 10 November 2006, the proposed 2006 dividend represents an increase of 48 per cent on the 2005 dividend paid to Catlin shareholders and a pro forma 37 per cent increase on the 2005 dividend paid to former Wellington shareholders.

Catlin is committed to providing an attractive return to shareholders through the dividend and will continue its current policy under which dividend payments are linked to recent trends in the Group's performance as well as to future prospects.

Capital/share issues

Catlin's capital base was strengthened during 2006 by earnings and through the addition of Wellington's net assets. Stockholders' equity increased 117 per cent to US$2.02 billion at 31 December 2006 (31 December 2005: US$931.1 million). Included in this increase was the US$65 million in net proceeds from the placement of 7.7 million new common shares in March 2006. To fulfil the share portion of the Wellington offer, the Group has issued 86.1 million new common shares.

In January 2007, Catlin Bermuda (Catlin Insurance Company Ltd.) issued US$600 million in non-cumulative perpetual preferred shares at a dividend rate of 7.249 per cent. The proceeds from this issue, which received an excellent response from investors, was used primarily to repay the US$500 million short-term debt facility Catlin established as part of the financing for the Wellington acquisition and also for general corporate purposes.

Board of Directors

Jonathan Kelly and Gene Lee will be retiring from the Board at the conclusion of our upcoming Annual General Meeting, as the entitlement under the Bye-laws for their appointing shareholders to maintain a Director in office has lapsed. In addition, Richard Haverland has decided to retire from the Board. I would like to thank them for their many contributions to the Group's success, and to thank all Directors for their guidance and hard work during a demanding year.

Outlook

The acquisition of Wellington has made Catlin a much larger company in terms of premiums written, profits, assets and stockholders' equity. Our increased size

and stature has strengthened our balance sheet and creates exciting opportunities for further growth. Market conditions remain favourable, with rates adequate across all of the classes of business the Group underwrites. With its market leadership position strengthened and its reputation for financial prudence and disciplined underwriting secure, Catlin has never been in a stronger position.

It gives me great pleasure to welcome the management and staff of Wellington to the Catlin Group. The past 12 months have presented a new, exciting set of challenges for them and the Catlin team. I express my sincere thanks to Stephen Catlin and all employees for their hard work, and I look forward to reporting on their further achievements next year.

Sir Graham Hearne
Chairman
8 March 2007

Chief Executive's Review

The Catlin Group's strong operating results for 2006 combined with our acquisition of Wellington Underwriting plc provides Catlin with a springboard for growth and earnings potential in the years ahead.

As soon as we announced our offer to acquire Wellington in October 2006, we began to plan how we could most effectively combine the two companies. Our plan has been successful: we have already relocated employees, refinanced our debt and integrated Wellington's operations.

- Relocation. A key strategy was to ensure that Catlin and Wellington employees could work as soon as possible from the same location in London, where the majority of both companies' employees are based. All underwriting staff began working from a new, purposebuilt underwriting floor in Catlin's London office within 14 hours after the offer to acquire Wellington was declared unconditional on 18 December 2006. All other employees were relocated to Catlin's office by 4 February.

- Refinancing. To finance the Wellington acquisition in part, Catlin arranged a US$500 million bridge financing facility. Our goal was to refinance this debt as quickly as possible. On 18 January 2007 Catlin Bermuda issued US$600 million in noncumulative perpetual preferred shares to repay the bridge financing and for general corporate purposes. The demand for the preferred shares was strong, and the shares qualify as capital for regulatory purposes in Bermuda and, in large part, for the rating agencies.

- Integration. All underwriting and operational functions have been integrated. Details of all insurance contracts incepting on or after 1 January 2007 are stored in Catlin's data warehouse, and prior year Wellington data will be carefully migrated over time.

Part of the integration process included employee departures. Since the offer was declared unconditional, there have been 47 agreed employee departures and 31 resignations. Eight underwriters have resigned out of more than 220 employed by the Group. These resignations will not have a meaningful impact on Catlin's future operations.

We now expect that the acquisition will be earnings accretive in 2007 after restructuring and retention costs and that synergies in 2008 will amount to at least US$70 million.

The acquisition of Wellington strengthens Catlin and provides a platform for continued profitable growth. The acquisition is expected to double Catlin's gross premiums in a favourable underwriting environment and has significantly increased the Group's investment portfolio and stockholders' equity. Improved market positioning arising from the combination of the complementary underwriting portfolios, organic growth plans and increasing levels of intra-group reinsurance should enable all four Catlin operating platforms to increase their flow of profitable business.

Significantly, structural aspects of the acquisition have created embedded growth that the Group will realise over the next several years. Previously, Wellington owned only approximately twothirds of the capacity of its Lloyd's Syndicate 2020, acting solely as agent for the third parties who supplied the remaining capacity. Concurrent with the acquisition and through the cessation of Syndicate 2020, Catlin in effect removed the thirdparty capacity and combined the Wellington and Catlin Syndicates. As a result, there will be an uplift in 2007 in the amount of business retained by the Group. There will be a further uplift after 2008, when the quota share reinsurance provided by some of Wellington's former third-party capacity providers expires.

This embedded growth is in addition to the organic growth that Catlin aims to achieve. We anticipate significant growth from our international network of offices and from Catlin US, our fourth underwriting platform. Gross premiums written by our international offices rose by 120 per cent in 2006 to US$106 million (2005:US$48 million), and we anticipate a further increase to approximately $150 million in 2007. This growth reflects the development of our existing offices and the establishment of new offices in Hong Kong and Calgary in 2006 and in Paris, Barcelona, Zurich and Innsbruck so far in 2007.

Catlin US developed rapidly during 2006 with the appointment of Richard Banas as President and Chief Executive Officer. Rich has recruited a team of seasoned executives, opened new offices in Atlanta and New York, and developed new books of professional liability and general/excess liability business to go along with Catlin US's existing book of medical malpractice insurance. The development of Catlin US will be accelerated by the acquisition, with the addition of established US insurance and reinsurance operations. Combined, Catlin and Wellington US operations wrote gross premiums of US$305 million in 2006 (2005: US$238 million), and we project that this volume will increase to approximately US$450 million in 2007 as existing specialties are developed and new underwriting teams are recruited.

Catlin achieved an excellent underwriting performance in 2006. Whilst 2005 saw a record level of catastrophe losses including Hurricanes Katrina, Rita and Wilma, 2006 was a benign year for natural catastrophes. Average weighted premium rates for Catlin's catastrophe exposed business increased by 31 per cent during the year, whilst rates for uncorrelated business decreased by 3 percent. Overall, average weighted premium rates across Catlin's risk portfolio increased by 6 per cent. Rate adequacy was strong in the vast majority of business classes we write.

Detailed commentary regarding our 2006 performance is including in the attached Underwriting Review and Financial Review.

For 2007, we expect premium rates for catastrophe exposed business to be broadly neutral following the large increases in 2006, although catastrophe rates will greatly depend on catastrophe loss experience during the year. Rates for non-catastrophe exposed business will remain under pressure, but margins are expected to remain good across the portfolio.

When we made our original offer to acquire Wellington, we anticipated that we could possibly lose a substantial amount of business that had been previously underwritten by Wellington. That has not been the case. For the January 2007 renewal season, written premium was slightly greater than the combined volumes written during the same period in 2006. Overall, we are pleased with our performance to date in 2007.

The entire Catlin team continues to work extremely hard to deliver superior results to our shareholders. 2006 has been a particularly busy year because of the Wellington acquisition, and I would like to thank our employees- both old and new - for their dedication and effort.

Given the advantages that the Wellington acquisition has provided to Catlin, the market environment, our experience to date in 2007 and the prospects of embedded and organic growth, I believe Catlin's prospects in 2007 and beyond are excellent.

Stephen Catlin
Chief Executive
8 March 2007

Underwriting Review (Catlin As Reported)

Any discussion of Catlin's underwriting performance in 2006 must first look back to 2005, the worst year for natural catastrophe losses on record. The global insurance industry's aggregate natural catastrophe losses- including losses from Hurricanes Katrina, Rita and Wilma- exceeded US$100 billion in 2005. The 2005 loss experience followed what had also been a record year for natural catastrophe losses in 2004.

Rates for catastrophe exposed coverages- both direct and reinsurance - rose significantly during 2006. Weighted average premium rates for catastrophe exposed classes of business underwritten by Catlin rose 31 per cent during 2006, compared with a 3 per cent decrease in weighted average premium rates for non-catastrophe exposed classes. Overall, weighted average premium rates across Catlin's risk portfolio increased by 6 per cent in 2006 (2005: 1 per cent decrease). Rate adequacy was strong in the vast majority of the classes of business that Catlin underwrites.

This strong rate environment and the relatively benign catastrophe experience during 2006 can be seen in the Group's loss ratio of 51.4 per cent (2005: 71.1 per cent).

It is unknown whether the low frequency and severity of catastrophe losses in 2006 was an aberration or represents a return to more normal loss levels compared with the previous two years. However, Catlin is taking a cautious view and managing its risk portfolio on the basis that catastrophe losses in future years could again equal or exceed the levels seen in 2004 and 2005.

Whilst gross premiums written for catastrophe exposed classes of business increased in 2006 because of the strong rating environment, the Group's aggregate catastrophe exposure was reduced. Throughout 2006, Catlin reduced its exposure to catastrophe risk, so that if loss experience in 2006 had been similar to the previous year's, the company's ROE would have been significantly higher than was achieved in 2005. Catastrophe risk was reduced through a combination of increased attachment points, reductions in the maximum limits offered and smaller line sizes for certain risks.

Catlin maintains that this cautious strategy is the correct one. Whilst the Group could have written a significantly greater volume of catastrophe business in 2006 - and would have made a greater profit had it done so because of the benign conditions - the potential downside was simply too great for Catlin to accept. This underwriting strategy limits both the upside and downside risk presented by catastrophe business, which we consider a prudent course of action.

In addition to reducing our aggregate exposure to catastrophe risk, Catlin continued to seek additional streams of noncatastrophe business to balance its portfolio. The Catlin Syndicate began writing three new classes of business in 2006: US general liability insurance, international casualty treaty reinsurance and crisis management, which comprises product recall and kidnap & ransom insurance. The development of Catlin US, which generally writes noncatastrophe exposed classes of business, accelerated in 2006. Catlin Bermuda expanded its political risk and terrorism portfolio. We increased the amount of business written through our international offices and opened new offices in Hong Kong and Calgary in 2006 and in Paris, Barcelona, Zurich and Innsbruck in early 2007.

2007 outlook

Rates for catastrophe exposed business throughout 2007 will depend greatly on catastrophe experience during the year. Average weighted premium rates for catastrophe exposed business renewing in January 2007 increased by 5 per cent. For other classes of business we are expecting modest rate reductions across the portfolio during 2007. Average weighted premium rates for noncatastrophe business decreased by 3 per cent in January 2007. Overall, average weighted premium rates for all classes of business increased by 1 per cent in January 2007.

The acquisition of Wellington substantially strengthens Catlin's underwriting operations. The two companies underwrote complementary portfolios, and the overlap of business written is less than was initially anticipated. Catlin will benefit from greater risk diversification and an increase in the strength and

depth of underwriting teams.

With the addition of Wellington, Catlin now has the size, the track record, the client base and the reputation to be a true leader in the specialty insurance and reinsurance market.

Financial Review

The following pages contain commentary on Catlin's consolidated financial statements for the year ended 31 December 2006, which are prepared in accordance with US Generally Accepted Accounting Principles ('US GAAP').

The commentary also includes an unaudited pro forma income statement for the year ended 31 December 2006. This unaudited pro forma statement is prepared through the aggregation of the consolidated results of operations of Catlin together with the results of operations of Wellington Underwriting plc for the period from 1 January 2006 to the date of acquisition. The acquisition of Wellington was declared unconditional on 18 December 2006. Because the effect of trading from 19-31 December 2006 was immaterial to Catlin's consolidated results, the acquisition date for accounting purposes was 31 December 2006.

Set out below are the Consolidated Results of Operations as reported by Catlin. Because the Wellington acquisition date for accounting purposes was 31 December 2006, these are Catlin's stand-alone results.

Consolidated Results of Operations (as reported)

US$000	2006	2005	% change
Revenues			
Gross premiums written	1,605,019	1,386,600	16
Reinsurance premiums ceded	(194,896)	(197,501)	(1)
Net premiums written	1,410,123	1,189,099	19
Change in unearned premiums	(84,262)	27,343	(408)
Net premiums earned	1,325,861	1,216,442	9
Net investment income and change in fair value of derivatives	104,668	82,147	27
Net realised (losses)/gains on investments	(17,041)	(1,520)	1,021
Net realised (losses)/gains on foreign currency	38,746	(13,791)	381
Other income	3,528	741	376
Total revenues	1,455,762	1,284,019	13
Expenses			
Losses and loss expenses	681,549	865,285	(21)
Policy acquisition costs	341,531	305,539	12
Administrative expenses	130,703	61,865	111
Other expenses	26,562	23,665	12
Total expenses	1,180,345	1,256,354	(6)
Income before income taxes	275,417	27,665	896
Minority interest	(22)	-	-
Income tax expense	(16,606)	(8,003)	107
Net income	258,789	19,662	1,216

	2006	2005
Loss ratio(1)	51.4%	71.1%

Expense ratio(2)	36.8%	32.0%
Combined ratio(3)	88.2%	103.1%
Tax rate(4)	6.0%	28.9%
Return on average equity(5)	24.2%	2.1%

1. Calculated as losses and loss expenses divided by net premiums earned
2. Calculated as the total of policy acquisition costs, administrative expenses and other expenses, less financing and amortisation expenses, divided by net premiums earned
3. Total of loss ratio plus expense ratio
4. Calculated as income tax expense divided by income before income taxes
5. Calculated as net income divided by the weighted average of opening and closing stockholders' equity.

For the purposes of the preparation of the unaudited pro forma statement, the results of Wellington's operations are presented in accordance with US GAAP.

Included below are pro forma adjustments to combined net income, calculated as if the acquisition had been in place for the duration of 2006, as required by US GAAP. These adjustments include amortisation on acquired intangible assets, the value of the quota share reinsurance provided by some of Wellington's former third-party capacity providers and the value of inforce business acquired, as well as interest expense in respect of the US$500 million bridge financing facility, which has now been repaid.

Consolidated Results of Operations (Pro Forma)

US$000	Wellington (unaudited)	Catlin (as reported)	Pro forma Catlin Group (unaudited)
Revenues			
Gross premiums written	1,116,781	1,605,019	2,721,800
Reinsurance premiums ceded	(203,643)	(194,896)	(398,539)
Net premiums written	913,138	1,410,123	2,323,261
Change in unearned premiums	(10,837)	(84,262)	(95,099)
Net premiums earned	902,301	1,325,861	2,228,162
Net investment income and change in fair value of derivatives	80,178	104,668	184,846
Net realised gains/(losses) on investments	20,542	(17,041)	3,501
Net realised (losses)/gains on foreign currency	(7,544)	38,746	31,202
Other income	37,212	3,528	40,740
Total revenues	1,032,689	1,455,762	2,488,451
Expenses			
Losses and loss expenses	431,844	681,549	1,113,393
Policy acquisition costs	199,183	341,531	540,714
Administrative expenses	144,315	130,703	275,018
Other expenses	12,250	26,562	38,812
Total expenses	787,592	1,180,345	1,967,937
Income before income taxes	245,097	275,417	520,514
Minority interest	-	(22)	(22)
Income tax expense	(75,405)	(16,606)	(92,011)
Combined net income	169,692	258,789	428,481

Pro forma adjustments:
Amortisation of intangible assets,
value of quota share and value of

in-force, net of tax			8,388
Interest on bridge loan			(28,234)
Pro forma net income			408,635
Ratios on Combined Basis			
Loss ratio	47.9%	51.4%	50.0%
Expense ratio	38.1%	36.8%	37.3%
Combined ratio	86.0%	88.2%	87.3%
Tax rate	30.8%	6.0%	17.7%
Return on average equity	22.4%	24.2%	23.8%

Gross premiums written

On a pro forma basis gross premiums written in 2006 increased by 15 per cent to US$2.72 billion. Both Catlin and Wellington benefited from the positive rating environment following the 2005 hurricane losses, with Catlin's gross premiums written increasing by approximately 16 per cent and Wellington's increasing by a slightly lower percentage.

The largest increases in premium written for both companies were experienced in the hurricane-impacted classes of business, particularly property treaty reinsurance written by Catlin Bermuda, the Catlin Syndicate Reinsurance segment and by Wellington Syndicate 2020. The energy, marine facultative and marine excess of loss business written by both the Catlin Syndicate and Wellington Syndicate 2020 showed significant increases in premium volume. The growth in gross written premium across these classes was achieved as a result of the strong rating environment, notwithstanding the reductions in exposure to catastrophe-exposed classes implemented by both Catlin and Wellington.

Gross written premium growth was also achieved in non catastropheexposed classes. Catlin's general liability and aviation accounts both experienced significant growth driven by recruitment of new staff, including staff in international offices, and attractive market conditions. Wellington also reported growth as a result of the recruitment of new underwriting teams for new classes of business, particularly US casualty and nonmarine liability.

Reinsurance

Both Catlin and Wellington experienced reductions in premiums ceded to reinsurers, which were increased in 2005 by reinstatement costs resulting from the large catastrophe loss experience in that year. Reinsurance costs as a percentage of gross premiums written have fallen to 12 per cent for Catlin (2005: 14 per cent) and to 18 per cent for Wellington (2005: 24 per cent). Both companies experienced savings in overall reinsurance costs: for Catlin the savings represented approximately US$3 million or 1 per cent; the savings for Wellington amount to US$30 million or 13 per cent.

Net premiums earned

Growth in earned premiums tends to lag growth in written premiums. Accordingly for Catlin, growth in net premiums earned was lower than the growth in net premiums written at 9 per cent. As previously noted Wellington made a 13 per cent savings in reinsurance costs in 2006, which is reflected in a 21 per cent increase in net premiums earned.

Losses and loss expenses

The 2005 underwriting year was significantly impacted by the three large hurricanes - Katrina, Rita and Wilma- which together produced US$333.5 million in net losses and loss expenses for Catlin and US$328.2 million for Wellington in the 2005 calendar year. The 2006 year had no similar large loss activity and this is reflected in substantial decreases in losses and loss expenses for both companies. This has also resulted in a decrease in the loss ratio to 51.4 per cent for Catlin (2005: 71.1 per cent); on a pro forma basis the consolidated loss ratio was slightly lower at 50.0 per cent.

Catlin experienced a number of relatively large losses during 2006, particularly two satellite losses which combined amounted to more than US$30 million and a

large motor liability reinsurance loss (relating to a prior accident year) which has been reserved at US$29 million.

The 2005 hurricane losses remain a source of claims volatility and there is still some uncertainty in respect of the nature and amount of the underlying losses which will impact the Group's reinsurance accounts. Both Catlin and Wellington have strengthened reserves during 2006 in respect of these losses: Catlin by US$52 million and Wellington by US$50 million. The relatively high incidence of specific losses which relate to accident years prior to 2006 has absorbed general releases from previous years' reserves such that overall Catlin has strengthened prior years' reserves by US$2 million. Wellington has released prior years' reserves of US$19 million, net of the deterioration in respect of the 2005 hurricanes and, taken together, there has been a small release of US$17 million.

More to follow, for following part doubleclick [nRN1I6437S]

REG-Catlin Group Limited Final Results - Part 2 - Part 2
Released: 09/03/2007

RNS Number:6439S
Catlin Group Limited
Part 2 : For preceding part doubleclick [nRNSI6439S]

On 18 December 2006, the Group declared unconditional its offer to acquire all of the issued and to be issued share capital of Wellington Underwriting plc (' Wellington'). The core of Wellington's business was in the Lloyd's insurance market. Wellington also owned a managing general agent in the United States, Wellington Underwriting Inc. ('WU Inc.') and a USbased specialist insurance company, Wellington Specialty Insurance Company ('WSIC'). This acquisition is described in Note 3.

At 31 December 2006, the Company was also the sole shareholder (directly or through intermediate holding companies) of companies in Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK operates regional offices in Glasgow, Leeds, Derby, Birmingham, Watford and Tonbridge. These companies all act as underwriting agents for Catlin underwriting platforms. During early 2007, the Company established (directly or through intermediate holding companies) companies in France (Paris), Spain (Barcelona), Austria (Innsbruck) and Switzerland (Zurich).

Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, nonproportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the United States predominates. The Company and its subsidiaries are together referred to as the 'Group'.

2 Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are reserves for losses and loss expenses, deferred policy acquisition costs, reinsurance recoverables, valuation of investments, intangible assets and goodwill. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other policy acquisition costs. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, management believes the amounts recorded are reasonable.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Reporting currency

The financial information is reported in US dollars ('US dollars' or '$').

Investment in fixed maturities

The Group's investments in fixed maturities are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net investment income includes interest income together with amortisation of market premiums and discounts and is net of investment management and custody fees. Interest income is recognised when earned. Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effectiveinterest method and is recorded in current period income. For mortgagebacked securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.

Realised gains or losses are included in earnings and are derived using the specific-identification method.

Net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Other than temporary impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's decision to make an impairment provision is based on regular objective reviews of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels and requires the judgment of management. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed otherthan-temporary is written down to its then current market level and the cumulative net loss previously recognised in stockholders' equity is removed and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be otherthan-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

Short-term investments

Short-term investments are carried at amortised cost, which approximates fair value, and are composed of securities due to mature between 90 days and one year from the date of purchase.

Investment in funds

The Group's investment in funds is considered to be trading and is carried at fair value. The fair value is based on the quoted market price of these funds provided by independent pricing services.

Realised and unrealised gains and losses are included in earnings and are derived using the specific-identification method.

Investment in associate

Investment in associate comprises an investment in a limited liability corporation. This investment is accounted for using the equity method.

Derivatives

In accordance with FASB Statement No. 133, Accounting for Derivative Instruments

and Hedging Activities (FAS 133), the Group recognises derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are included in earnings.

The fair value of the catastrophe swap agreement described in Note 9 is determined by management using internal models based on the valuation of the underlying notes issued by the counterparty, which are publicly quoted. The fair value model takes into account changes in the market for catastrophe reinsurance contracts with similar economic characteristics and the potential for recoveries from events preceding the valuation date. The fair value of the Aspen share options is estimated using the BlackScholes valuation model. The fair value of all other derivative financial instruments is obtained from independent valuation sources.

Cash and cash equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Securities lending

Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily banks and brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group's control and therefore remain on the Group's balance sheet. Collateral in the form of cash, government securities and letters of credit is required and is monitored and maintained by the lending agent. The Group receives interest income on the invested collateral, which is included in net investment income.

Premiums

Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired risk portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual instalments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual instalments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognised and fully earned as they fall due.

Deferred policy acquisition costs

Certain policy acquisition costs, consisting primarily of commissions and premium taxes, that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.

A premium deficiency is recognised immediately by a charge to earnings to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all deferred policy acquisition costs ('DPAC') and related losses and loss expenses. If the premium deficiency is greater than unamortised DPAC, a liability will be accrued for the excess deficiency.

Value of in-force business acquired

Upon the Group's acquisition of Wellington, an asset representing the present value of future profits associated with unearned premiums was recorded. The value of in-force insurance contracts is amortised over the period in which the related premiums are earned, and is expected to be fully amortised approximately two years from the date of acquisition.

Reserves for losses and loss expenses

A liability is established for unpaid losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The reserve for losses and loss expenses includes: (1) case reserves for known but unpaid claims as at the balance sheet date; (2) incurred but not reported ('IBNR') reserves for claims where the insured event has occurred but has not been reported to the Group as at the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Reserves for losses and loss expenses are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in establishing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognised and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinstatement premiums are recorded and fully expensed as they fall due. Return premiums due from reinsurers are included in premiums and other receivables.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Deferred gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.

Contract deposits

Contracts written by the Group which are not deemed to transfer significant underwriting and/or timing risk are accounted for as contract deposits and are included in premiums and other receivables. Liabilities are initially recorded at an amount equal to the assets received and are included in accounts payable and other liabilities.

The Group uses the risk-free rate of return of equivalent duration to the liabilities in determining risk transfer and records the transactions using the interest method. The Group periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future internal rate of return of the

liability over the remaining estimated contract term.

Goodwill and intangible assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ('FAS 142'), goodwill is deemed to have an indefinite life and is not amortised, but rather tested at least annually for impairment.

The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown would be recorded. The measurement of fair value of the reporting unit was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles relate to the purchase of syndicate capacity, the distribution network and admitted as well as surplus lines licenses.

During 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead assesses its recoverability at least annually.
Admitted licenses are considered to have an indefinite life and as such are subject to annual impairment testing. Surplus lines authorisations are considered to have a finite life and are amortised over their estimated useful lives of five years. Distribution channels are amortised over their useful lives of five years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.

Other assets

Other assets are principally composed of prepaid items and property and equipment.

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.

Comprehensive income/(loss)

Comprehensive income/(loss) represents all changes in equity that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign currency translation and transactions

Foreign currency translation

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. The presentation currency of the Group has been determined to be US dollars. For subsidiaries with a functional currency other

than US dollars, foreign currency assets and liabilities are translated into US dollars using period end rates of exchange, while statements of operations are translated at average rates of exchange for the period. The resulting translation differences are recorded as a separate component of accumulated other comprehensive income/(loss) within stockholders' equity.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are revalued at period end rates of exchange, with the resulting gains and losses included in income. Revenues and expenses denominated in foreign currencies are translated at average rates of exchange for the period.

Income taxes

Income taxes have been provided for those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

Stock compensation

The Group accounts for stock-based compensation arrangements under the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Accounting for Stock-Based Compensation ('FAS 123R').

The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the requisite service period.

The fair value of non-vested shares is calculated on the grant date based on the share price and the exchange rate in effect on that date and is recognised on a straight-line basis over the vesting period. This calculation is updated on a regular basis to reflect revised expectations and/or actual experience.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

The Group also sponsors a defined benefit pension scheme which was closed to new members in 1993. In accordance with Statement of Financial Accounting Standard No 87, Employers' Accounting for Pensions, the recorded asset related to the plan was set equal to the value of plan assets in excess of the defined benefit obligation at the date of the business combination.

Risks and uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above and in Note 7, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as

interest rate, market, foreign exchange and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. Similar diversification provisions are in place governing the Group's reinsurance programme. Management believes that there are no significant concentrations of credit risk associated with its investments and its reinsurance programme.

New accounting pronouncements

In April 2005, the Financial Accounting Standards Board ('FASB') issued FAS 123R, which is a revision of FAS 123, 'Accounting for Stockbased Compensation.' FAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services for sharebased payment transactions, and requires that all share-based payment transactions are recorded at fair value. FAS 123R is effective for reporting periods beginning after 15 December 2005, but early adoption is permitted. The Group adopted the provisions of FAS 123R in the 2005 consolidated financial statements using modified prospective application, such that the new Performance Share Plan described in Note 14 has been accounted for in accordance with FAS 123R. The Group's existing stock option plan was historically accounted for at fair value and therefore the adoption of FAS 123R had no impact on the Group's financial position or results of operations.

In June 2005, the FASB issued Financial Accounting Standard 154, ('FAS 154') Accounting Changes and Error Corrections, a replacement of APB No. 20 and FAS No 3. FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle and requires that a change in depreciation, amortisation, or depletion method for longlived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after 15 December 2005, but early adoption is permitted. The adoption of FAS 154 did not have an impact on the Group's financial position or results of operations.

In February 2006, the FASB issued Financial Accounting Standard 155, ('FAS 155') Accounting for Certain Financial Instruments, an amendment Financial Accounting Standard 133 ('FAS 133'), Accounting for Derivative Instruments and Hedging Activities, and Financial Accounting Standard 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in FAS 133 Implementation Issue No. D1,'Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.' FAS 155 is effective for reporting periods beginning after 15 September 2006, although early adoption is permitted. The adoption of FAS 155 is not expected to have a material effect on the Group's financial position or results of operations.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ('FIN 48'). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before recognition in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. Management has reviewed its tax positions and does not anticipate that the adoption of FIN 48 will have a significant impact on the reporting of those positions.

In September 2006, the FASB issued Financial Accounting Standard 157 ('FAS 157'), Fair Value Measurements. FAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. FAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. FAS 157 is effective for reporting periods beginning after 15 November 2007, although early adoption is permitted. The adoption of FAS 157 is not

expected to have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB issued Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ('FAS 158'). This statement requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the balance sheet and changes in that funded status to be recognised in comprehensive income in the year in which the changes occur. FAS 158 also requires measurement of the funded status of a plan as at the balance sheet date. The recognition provisions of FAS 158 are effective for reporting periods ending after 15 December 2006, while the measurement date provisions are effective for reporting periods ending after 15 December 2008. The adoption of FAS 158 will not have a material effect on the Company's financial position or results of operations.

3 Business Combination

On 18 December 2006, the Group declared unconditional its offer to acquire Wellington, which was announced on 30 October 2006 (the 'Offer'). The business combination was deemed effective 31 December 2006 for accounting purposes; accordingly the net assets acquired are valued as at that date and the operating results of Wellington will be included in the Group's consolidated financial statements in periods following 31 December 2006.

Prior to the acquisition, Wellington managed and underwrote a diversified book of insurance and reinsurance business at Lloyd's and in the US. As a result of the acquisition, the enlarged Group will be a major international specialty insurance and reinsurance business with well established underwriting platforms in the United Kingdom and Bermuda and a significantly enhanced underwriting and distribution platform in the United States.

Under the terms of the Offer, Wellington shareholders received 0.17 shares of the Company's common stock and 35 pence in cash for each Wellington share surrendered. Total consideration paid by the Group was $1,184,934, including $ 347,431 of cash and 86,094,294 shares of the Company's common stock valued at $ 812,427. The value of the common shares issued was determined based on the average market price of the Company's common shares for the period from 20 October to 2 November 2006, inclusive, which commenced two business days before the announcement that the Company and Wellington were in discussions regarding a possible combination and ended two business days after the terms of the Offer were announced.

As at 31 December 2006, acceptances representing 93 per cent of Wellington's issued share capital had been received, and acceptances representing 88 per cent of Wellington's issued share capital had been settled in the form of $300,286 of cash and 74,414,657 shares. The remaining 12 per cent has been accrued in the year end balance sheet as a liability for the cash consideration and within additional paid-in capital for the equity consideration, and has been acquired in early 2007 as described in Note 21.

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The fair values will continue to be refined as further relevant information is obtained.

Investments and cash	$2,288,886
Premiums and other receivables	339,366
Reinsurance recoverable	804,787
Value of in-force business acquired	118,384
Intangible assets and goodwill	472,556
Other assets	119,676
Total assets acquired	4,143,655
Reserves for losses and loss expenses	2,026,268
Unearned premiums	491,756
Reinsurance payable	65,306
Subordinated debt	99,936
Deferred tax	134,739
Other liabilities	217,176

Total liabilities assumed	3,035,181
Net assets acquired	$1,108,474

The table below summarises the calculation of goodwill arising on the acquisition.

Cash consideration	$347,431
Catlin share consideration	812,427
Acquisition expenses	25,076
Total consideration	$1,184,934
Net assets acquired	1,108,474
Treasury shares acquired	7,490
Goodwill	$68,970

Of the $472,556 of acquired intangible assets, $461,580 was assigned to purchased syndicate capacity, which is not subject to amortisation as it is deemed to have an indefinite life. The remaining acquired intangible assets consist of $4,900 of distribution network with an average life of five years and $6,076 of licenses with an average life of five years. The values assigned to goodwill and intangible assets with finite and indefinite lives were determined based on independent third-party valuations.

The value of in-force business acquired of $118,384 represents the estimated present value of future profits associated with the unearned premium acquired, and replaces the deferred policy acquisition costs that were carried on Wellington's historical balance sheet. Its value was determined based on an independent third-party valuation.

Given the timing of the acquisition of Wellington, the goodwill arising has not yet been allocated to a segment. This allocation will take place in early 2007. The goodwill is not expected to be deductible for income tax purposes.

The unaudited pro forma financial information presented below assumes the acquisition occurred as at 1 January 2005. The following unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the actual results of operations that would have occurred had the acquisition been consummated at the beginning of the periods presented.

	2006	2005
Gross premiums written	$2,721,800	$2,360,770
Total revenues	2,488,451	2,152,266
Net income	408,635	(53,813)
Earnings per share:		
Basic	$1.73	$(0.23)
Diluted	$1.63	$(0.23)
Shares outstanding:		
Basic	236,601,569	229,398,754
Diluted	250,078,528	237,443,942

Restructuring costs

In December 2006, the Group's management approved and committed to plans to terminate the employment of certain employees of Wellington. A liability of $5,565 representing the cost of these actions has been included in the allocation of the purchase price of the Wellington acquisition. No payments were made against these liabilities during 2006. Termination costs with respect to identified employees employed by the Group prior to the acquisition were recorded as part of other expenses.

4 Segmental information

At 31 December 2006, there were four intraGroup reinsurance contracts in place: a 10 per cent Qualifying Quota Share ('QQS') contract on the 2004 Year of Account; a Long Tail Stop Loss ('LTSL'); and a 50 per cent Corporate Quota Share ('CQS'), all of which cede Catlin Syndicate risk to Catlin Bermuda, as well as the 60 per cent Quota Share contract that cedes Catlin UK risk to Catlin Bermuda ('CUK QS'). The effects of each of these reinsurance contracts are included within each of the operating segments, as this is the basis upon which the performance of each segment is assessed, and are then eliminated to reconcile to the Group position.

For the years ended 31 December 2006 and 2005, these segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda.

Net income before tax by operating segment for the year ended 31 December 2006 is as foll

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group	
Gross premiums written	$836,312	$270,308	$728,755	$299,255	$(529,611)	$
Reinsurance premiums ceded	(420,875)	(138,084)	(6,235)	(159,313)	529,611	
Net premiums written	415,437	132,224	722,520	139,942	-	
Net premiums earned	402,701	138,616	652,025	132,519	-	
Losses and loss expenses	(156,777)	(89,038)	(368,368)	(67,366)	-	
Policy acquisition costs	(191,587)	(51,777)	(97,641)	(58,307)	57,781	
Administrative and other expenses	(23,914)	(5,852)	(64,654)	(5,064)	(57,781)	
Net underwriting result	30,423	(8,051)	121,362	1,782	-	
Net investment income, net realised losses on investments and change in fair value of derivatives	26,615	9,161	43,093	8,758	-	
Net realised gains on foreign currency exchange	11,768	4,051	19,054	3,873	-	
Other income	1,071	369	1,735	353	-	
Income before income tax expense	$69,877	$5,530	$185,244	$14,766	-	
Total revenue	$442,155	$152,197	$715,907	$145,503	-	$

Net income before tax by operating segment for the year ended 31 December 2005 is as foll

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group	
Gross premiums written	$698,841	$278,450	$566,805	$232,129	$(389,625)	$
Reinsurance premiums ceded	(360,037)	(122,814)	(8,341)	(95,934)	389,625	
Net premiums written	338,804	155,636	558,464	136,195	-	
Net premiums earned	478,670	186,191	395,727	155,854	-	
Losses and loss expenses	(205,042)	(184,556)	(382,577)	(93,110)	-	
Policy acquisition costs	(176,886)	(58,495)	(45,513)	(36,203)	11,558	
Administrative and other expenses	(29,109)	(11,322)	(24,064)	(9,477)	(11,558)	

Net underwriting result	67,633	(68,182)	(56,427)	17,064	-
Net investment income and net realised losses on investments	31,727	12,341	26,229	10,330	-
Net realised losses on foreign currency exchange	(5,426)	(2,111)	(4,487)	(1,767)	-
Other income	291	113	242	95	-
Income/(loss) before income tax expense	$94,225	$(57,839)	$(34,443)	$25,722	
Total revenue	$505,262	$196,534	$417,711	$164,512	-

Total revenue is the total of net premiums earned, net investment income and net realised net realised gain/(loss) on foreign currency exchange, and other income.

Total assets by segment at 31 December 2006 and 2005 are as follows:

	2006	2005
Catlin Syndicate Direct	$1,953,095	$2,190,303
Catlin Syndicate Reinsurance	835,510	749,162
Catlin Bermuda	2,932,168	1,913,467
Catlin UK	708,546	509,869
Other	2,438,957	860,990
Assets acquired from Wellington	4,214,867	-
Consolidation adjustments	(4,276,825)	(2,363,808)
Total assets	$8,806,318	$3,859,983

'Other' in the table above includes assets such as investments in Group companies which are not allocated to individual segments. Net assets acquired from Wellington have not as yet been allocated to segments.

As noted above, goodwill associated with the acquisition of Wellington has not yet been allocated to segments. Previously recognised goodwill has been allocated to the relevant segments, being Catlin Syndicate Direct and Catlin Syndicate Reinsurance. The amount of goodwill allocated as at 31 December 2006 was $10,179 (2005: $11,740) for Catlin Syndicate Direct and $3,504 (2005: $3,173) for Catlin Syndicate Reinsurance.

5 Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 31 December 2006 and 2005 are as follows:

	2006 Fair Value	2006 Amortised Cost	2005 Fair Value	2005 Amortised Cost
US government and agencies	$733,861	$744,753	$860,839	$869,655
Non-US governments	338,525	342,150	378,339	381,449
Corporate securities	424,901	426,167	277,575	281,500
Asset-backed securities	535,718	535,974	208,141	209,949
Mortgage-backed securities	636,432	636,916	19,149	19,415
Total fixed maturities	$2,669,437	$2,685,960	$1,744,043	$1,761,968

The composition of the amortised cost of fixed maturities by ratings assigned by ratings agencies is as follows:

	2006	2005

	Amortised Cost	%	Amortised Cost	%
US government and agencies	$744,753	28%	$869,655	49%
Non-US governments	342,150	13%	381,449	22%
AAA	1,156,200	43%	337,923	19%
AA	165,875	6%	74,210	4%
A	263,875	10%	98,731	6%
BBB	12,513	-%	-	-%
Other	594	-%	-	-%
Total fixed maturities	$2,685,960	100%	$1,761,968	100%

The gross unrealised gains and losses related to fixed maturities at 31 December 2006 and 2005 are as follows:

	2006		2005	
	Gross unrealised gains	Gross unrealised losses	Gross unrealised gains	Gross unrealised losses
US government and agencies	$540	$11,432	$925	$9,742
Non-US governments	261	3,886	315	3,425
Corporate securities	486	1,752	33	3,958
Asset-backed securities	240	495	101	1,908
Mortgage-backed securities	756	1,241	-	266
Total fixed maturities	$2,283	$18,806	$1,374	$19,299

There were no other than temporary declines in the value of investments in the year to 31 December 2006 or 2005. The net realised losses on fixed maturities for the year ended 31 December 2006 were $17,236 (2005: $1,314).

The following is an analysis of how long each of the fixed maturities that were in an unrealised loss position as at 31 December 2006 had been in a continual loss position. This information concerns the potential effect upon future earnings and financial position should management later conclude that some of these current unrealised losses represent other than temporary declines in the value of the securities.

	Less than 12 months		Equal to or greater than 12 months	
	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses
US government and agencies	$323,295	$6,104	$176,196	$5,328
Non-US governments	227,473	2,231	65,251	1,655
Corporate securities	186,233	1,106	33,676	646
Asset-backed securities	121,402	428	5,375	67
Mortgage-backed securities	188,623	961	18,932	280
Total fixed maturities	$1,047,026	$10,830	$299,430	$7,976

Over 80 per cent of the unrealised losses at 31 December 2006 related to 40 securities. The securities in an unrealised loss position as at 31 December 2006 have been reviewed by the Group with regard to the severity and duration of the losses, and to the nature of the investments and of the issuers. On this basis, the Group has determined that the unrealised losses are temporary.

Proceeds from the sales and maturities of fixed maturities during 2006 were $2,122,297 (2005: $1,523,854). Proceeds from the sales and maturities of short-term investments during 2006 were $102,219 (2005: $429,616). Gross gains of $1,705 (2005: $5,962) and gross losses of $18,896 (2005: $7,469) were

realised on sales of fixed maturities and shortterm investments in 2006.

Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category 'assetbacked securities'. Approximately 15 per cent (2005: 8 per cent) of the total asset-backed holdings at 31 December 2006 are represented by investments in SallieMae, Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of nongovernment asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a 'AAA' rating by the major credit rating agencies.

The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 per cent of total investments at 31 December 2006 and 2005.

Fixed maturities at 31 December 2006, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value	Amortised cost
Due in one year or less	$153,195	$153,814
Due after one through five years	878,786	884,981
Due after five years through ten years	451,594	460,352
Due after ten years	13,712	13,923
	1,497,287	1,513,070
Asset-backed securities	535,718	535,974
Mortgage-backed securities	636,432	636,916
Total	$2,669,437	$2,685,960

Investment in funds

The Group has classified its investment in funds as a trading security and accordingly, all realised and unrealised gains and losses on this investment are recorded in net income. This investment comprises investments in a fixed maturities fund, an equity fund and a fund of hedge funds. The change in fair value of the investment in funds is recorded in as net investment income. The amount of net investment income for the year to 31 December 2006 that relates to investment in funds still held at the year end was $2,960 (2005: $nil).

Net investment income

The components of net investment income for the years ended 31 December 2006 and 2005 are as follows:

	2006	2005
Interest income	$102,438	$71,153
Amortisation of premium/discount	6,185	12,371
Equity in income of associate	1,275	1,343
Change in fair value of investment in funds	2,960	-
Gross investment income	112,858	84,867
Investment expenses	(7,571)	(2,720)
Net investment income	$105,287	$82,147

Restricted assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle

insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit ('LOC'), as described in Note 10. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.

More to follow, for following part doubleclick [nRN2I6439S]

REG-Catlin Group Limited Final Results - Part 2 - Part 4
Released: 09/03/2007

RNS Number:6439S
Catlin Group Limited
Part 4 : For preceding part doubleclick [nRN2I6439S]

(i) PSP;
(ii) LTIP; and
(iii) Warrants

There is no difference between net income attributable to ordinary stockholders and net income attributable to all stockholders for the years ended 31 December 2006 and 2005.

Reconciliations of the number of shares used in the calculations are set out below.

	31 December 2006	31 December 2005
Weighted average number of shares	162,598,043	154,984,097
Dilution effect of warrants	6,492,633	5,101,067
Dilution effect of stock options and non-vested shares	6,771,102	2,013,603
Dilution effect of stock options and warrants exercised in the period	213,223	930,519
Weighted average number of shares on a diluted basis	176,075,001	163,029,285
Earnings per common share		
Basic	$1.59	$0.13
Diluted	$1.47	$0.12

Options to purchase 9,751,307 shares (2005: 9,903,849) under the LTIP were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All securities awarded under the PSP were included in the computation of diluted earnings per share because the performance conditions necessary for these securities to vest were met as at 31 December 2006 (2005: 2,203,786 securities were excluded). Finally, the issuance of new shares in connection with the acquisition of Wellington had a minimal dilutive effect on earnings per common share because it happened very late in the year.

16 Other comprehensive loss

The following table details the tax effect of the individual components of other comprehensive loss for 2006 and 2005:

2006	Amount before tax	Tax benefit /(expense)	Amount after tax
Unrealised gains arising during year	$18,684	$(5,750)	$12,934
Less reclassification for losses realised in income	(17,041)	3,564	(13,476)
Net unrealised gains on investments	1,643	(2,186)	(542)
Cumulative translation adjustments	(9,055)	4,907	(4,149)

Change in accumulated other comprehensive loss	$(7,412)	$2,721	$(4,691)

2005	Amount before tax	Tax benefit/ (expense)	Amount after tax
Unrealised losses arising during year	$(27,495)	$2,400	$(25,095)
Less reclassification for losses realised in income	(1,520)	582	(938)
Net unrealised losses on investments	(29,015)	2,982	(26,033)
Cumulative translation adjustments	1,361	(883)	478
Change in accumulated other comprehensive loss	$(27,654)	$2,099	$(25,555)

17 Pension commitments

The Group operates various pension schemes for the different countries of operation. In addition, the Group acquired a defined benefit pension plan and defined contribution plans as part of the Wellington acquisition.

In the UK, the Group operates defined contribution schemes for certain directors and employees, which are administered by third party insurance companies. The pension cost for the UK scheme was $4,184 for the year ended 31 December 2006 (2005: $3,265).

In Bermuda, the Group operates a defined contribution scheme, under which the Group contributes a specified percentage of each employee's earnings. The pension cost for the Bermuda scheme was $683 for the year ended 31 December 2006 (2005: $470).

In the US, Catlin Inc. has adopted a Profit Sharing Plan ('the Plan') qualified under the Internal Revenue Code in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of Catlin Inc. on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $567 for the year ended 31 December 2006 (2005: $303).

In connection with the acquisition of Wellington, the Group assumed liabilities associated with a defined benefit pension scheme which Wellington sponsored. The scheme has been closed to new members since 1993. The current membership consists only of pensioners and deferred members. The movements in the period are shown in the table below.

	2006
Change in projected benefit obligation:	-
Projected Benefit obligation, beginning of year	-
Business combination	32,720
Projected benefit obligation, end of year	$32,720
Change in plan assets:	-
Fair value of plan assets, beginning of year	-
Business combination	34,429
Fair value of plan assets, end of year	$34,429
Reconciliation of funded status:	
Funded status	$1,709
Net pension asset recognised at year end	$1,709

The actuarial assumptions used to value the benefit obligation at 31 December 2006 were as follows:

Discount rate	5.1%

Price inflation	5.1%
Pension increases to pensions in payment	3.2%

As the plan was assumed from Wellington at 31 December 2006, there are no income statement effects in 2006.

The objectives in managing the scheme's investments are to ensure that sufficient assets are available to pay members' benefits as they arise, with due regard to minimum regulatory requirements and the employer's ability to meet contribution payments. It is believed that, in relation to membership consisting only of pensioners and deferred members, these objectives are best met by investment in fixed income securities. The investments are in a pooled, non-government bond fund which is diversified across a large number of securities in order to reduce specific risk.

As at 31 December 2006, 97 per cent of plan assets were held in debt securities, with the remaining 3 per cent held as cash. No plan assets are expected to be returned to the Group in the year ending 31 December 2007.

The overall expected return on assets is calculated as the weighted average of the expected returns on each individual asset class. The return on debt securities is the current market yield on debt securities. The expected return on other assets is derived from the prevailing interest rate set by the Bank of England as at the measurement date.

Estimated future benefit payments for the defined benefit pension plan, are as follows:

2007	$1,862
2008	$1,960
2009	$2,058
2010	$2,156
2011	$2,254
2012 to 2016 inclusive	$12,740

No contributions are expected to be paid to the defined benefit plan during 2007.

18 Statutory financial data

The Group's statutory capital and surplus was $1,459,950 at 31 December 2006 (2005: $909,134). The statutory surplus of each of its principal operating subsidiaries is far in excess of regulatory requirements.

The Group's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates.

The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations, as described in Note 5.

19 Commitments and contingencies

Legal proceedings

The Group is party to a number of legal proceedings arising in the ordinary course of the Group's business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.

Concentrations of credit risk

Areas where significant concentration of risk may exist include investments, reinsurance recoverable and cash and cash equivalent balances.

The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings

of a single institution issue and issuers. Similar principles are followed for the purchase of reinsurance. The Group believes that there are no significant concentrations of credit risk associated with its investments or its reinsurers. Note 8 describes concentrations of more than 5 per cent of the Group's total reinsurance recoverable asset.

Letters of credit

The Group provides finance under its Club Facility to enable its subsidiaries to continue trading and to meet its liabilities as they fall due, as described in Note 10. The Group has given guarantees to the providers under the previous Wellington credit facility described in Note 10.

Future lease commitments

The Group leases office space and equipment under noncancellable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancellable operating leases as at 31 December 2006 are as follows:

2007		$9,784
2008		8,445
2009		5,693
2010		5,614
2011 and thereafter		33,978
	Total	$63,514

Under non-cancellable sub-lease agreements, the Group is entitled to receive future minimum sub-lease payments of $869 (2005: $nil).

20 Related parties

The Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a Director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited during 2006 was $nil (2005: $201) and from Burnhope Lodge was $nil (2005: $23).

There were no material transactions between Catlin and Wellington prior to the business combination in December 2006.

Club Facility

During 2005 and until 4 October 2006, Barclays plc held interests in more than 10per cent of the issued share capital of the Company. An affiliate of Barclays plc, Barclays Bank plc ('Barclays'), is one of the banks participating in the Club Facility, described in Note 10. Barclays participates equally with the other two banks in the Club Facility and, while Barclays plc held interests in more than 10 per cent of the issued share capital, Barclays received fees as follows:

- A participation fee of one third of 0.085per cent on the total amount of the Club Facility;
- A fronting fee of 0.125per cent per annum on the maximum actual and contingent liabilities of the other two banks under Facility C;
- A fronting agent/security trustee fee of $75 per annum plus $0.5 for each LOC issued, payable on a quarterly basis, once more than 75 LOCs are issued;
- A commitment fee of one third of 0.25 per cent per annum on Facility A, one third of 0.25 per cent per annum on Facility B and one third of 0.135 per cent per annum on Facility C, in each case payable on the undrawn portion of the relevant Facility;
- Interest of one third of LIBOR plus 0.65 per cent per annum plus mandatory costs on Facility A;
- Commission of one third of 1.2 per cent per annum, reducing to 0.3 per cent per annum in respect of securitised outstandings, on Facility B; and
- Commission of one third of 0.6 per cent per annum, reducing to 0.3 per cent per annum in respect of securitised outstandings, on Facility C.

In addition, Barclays was the Arranger for the Club Facility, and was paid a coordination fee of $150 for acting in that capacity.

Various subsidiaries of the Group also hold bank accounts with Barclays and its affilitiates, in the normal course of business. Management believes that all transactions with Barclays were conducted under normal commercial terms.

21 Subsequent events

Proposed dividend

On 8 March 2007, the Board approved a proposed final dividend of $0.328 per share (£0.17 per share), payable on 8 June 2007 to shareholders of record at the close of business on 11 May 2007. The final dividend is determined in US dollars but partially payable in sterling based on the exchange rate of£1=$1.93 on 7 March 2007.

Issuance of preferred shares

On 18 January 2007, the Group, through Catlin Bermuda, issued $600,000 of non-cumulative perpetual preferred shares at a dividend rate of 7.249 per cent. The proceeds were used to repay the $500,000 bridge facility as well as Facility A described in Note 10, and for general corporate purposes.

Issuance of common shares

As described in Note 3, at 31 December 2006, acceptances representing 88 per cent of Wellington's share capital subject to the Offer had been settled. The remaining Wellington shares subject to the Offer were settled in 2007, resulting in a further issuance of 11,679,637 shares.

Payment to Lloyd's

Wellington has agreed, without admission of wrongdoing or liability, to pay Lloyd's £16,071 to resolve an inquiry commenced by Lloyd's into the conduct of Wellington Underwriting Agencies Limited and Wellington (Five) Limited in the Lloyd's capacity auctions held during September 2006. The amount equates approximately to the difference, in aggregate, between the price received by sellers of Syndicate 2020 capacity in the auctions and the amount they would have received if they had not sold in the auction but had accepted the Syndicate cessation compensation offer of 50 pence per£1.00 of capacity. It is anticipated that the payment will be made before the end of the first quarter 2007.

Cat Swap

On 13 February 2007, Catlin Bermuda entered into a further $10,000 Cat Swap with ABN AMRO Bank N.V. London Branch which will respond to the third covered risk event (that is, the covered risk event before the Class B notes are triggered). The terms are otherwise as described for the third covered event entered into during 2006 as described in Note 9, except that the limit payable is $10,000.

END

FR OKFKKDBKBPNK

REG-Catlin Group Limited Final Results - Part 2 - Part 3
Released: 09/03/2007

RNS Number:6439S
Catlin Group Limited
Part 3 : For preceding part doubleclick [nRN1I6439S]

The total value of these restricted assets by category at 31 December 2006 and 2005 are as follows:

	2006	2005
Fixed maturities, available for sale	$1,666,967	$741,281
Short term investments	10,951	6,957
Cash and cash equivalents	751,908	98,873
Total restricted assets	$2,429,826	$847,111

Securities lending

The Group participates in a securities lending program under which certain of its fixed maturity investments are loaned to third parties through a lending agent. Collateral in the form of cash, government securities and letters of credit is required at a minimum rate of 102 per cent of the market value of the loaned securities and is monitored and maintained by the lending agent. The Group had $124,486 (2005: $nil) of securities on loan at 31 December 2006.

6 Investment in associate

The Group, through Catlin Inc., one of its US subsidiaries, has a 25 per cent membership interest in Southern Risk Operations, L.L.C. ('SRO') which is accounted for using the equity method. The Group received cash distributions from SRO during the year ended 31 December 2006 of $1,452 (2005: $1,418). The share of SRO's profit included within the Consolidated Statement of Operations during 2006 was $1,275 (2005: $1,343). In management's opinion, the fair value of SRO is not less than its carrying value.

7 Reserves for losses and loss expenses

The Group establishes reserves for losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves is complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in earnings in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 31 December 2006 and 2005.

The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2006 and 2005 is as follows:

	2006	2005
Gross unpaid losses and loss expenses, beginning of year	$1,995,485	$1,472,819
Reinsurance recoverable on unpaid loss and loss expenses	(575,522)	(359,154)
Net unpaid losses and loss expenses, beginning of		

	2006	2005
year	1,419,963	1,113,665
Net incurred losses and loss expenses for claims related to:		
Current year	679,115	959,492
Prior years	2,434	(94,207)
Total net incurred losses and loss expenses	681,549	865,285
Net paid losses and loss expenses for claims related to:		
Current year	(64,247)	(115,128)
Prior year	(528,661)	(363,449)
Total net paid losses and loss expenses	(592,908)	(478,577)
Foreign exchange and other	86,607	(80,410)
Business combinations (1)	1,413,026	-
Net unpaid losses and loss expenses, end of year	3,008,237	1,419,963
Reinsurance recoverable on unpaid loss and loss expenses	996,896	575,522
Gross unpaid losses and loss expenses, end of year	$4,005,133	$1,995,485

(1) Wellington net unpaid losses and loss expenses at 31 December 2006. Wellington gross unpaid losses and loss expenses at 31 December 2006 were $2,026,268.

As a result of the changes in estimates of insured events in prior years, the 2006 reserve for losses and loss expenses net of reinsurance recoveries increased by $2,434 (2005: decrease of $94,207). In 2006 the increase was due to a deterioration of $52,454 in respect of the 2005 hurricanes and $29,400 in respect of a South African motor loss, offset by positive development in respect of recent underwriting years over a number of business classes. In 2005, the decrease was due to changes in estimates of insured events in previous years resulting from reductions of expected ultimate loss costs, settlement of losses at amounts below previously estimated loss costs and reduction in uncertainty surrounding the quantification of the net cost of claim events.

2005 hurricanes

The table below shows the Group's estimated ultimate loss as at 31 December 2006, showing separately the amounts assumed in 2006 as part of the acquisition of Wellington described in Note 3.

	Legacy Wellington	Legacy Catlin	2006 Total	2005
Gross losses	$987,017	$674,881	$1,661,898	$615,097
Reinsurance recoveries	(654,076)	(288,921)	(942,997)	(281,591)
Net loss prior to reinsurance costs	332,941	385,960	718,901	333,506
Net reinstatements due on ceded business	69,674	51,040	120,714	48,258
Reinsurance restatements on assumed business	(24,087)	(38,087)	(62,174)	(31,540)
Net loss	$378,528	$398,913	$777,441	$350,224

The figures above represent management's best estimate of the likely final losses to the Group from the three hurricanes: Katrina, Rita and Wilma. In making this estimate, management has used the best information available, including estimates performed by the Group's underwriters, actuarial and claims staff, retained external actuaries, outside agencies and market studies. Allowance is made in the overall management best estimate of net unpaid losses for an appropriate level of sensitivity, for both individual large losses and the overall portfolio of business. In respect of the 2005 hurricanes, management

have particularly considered sensitivities relating to gross losses on direct and reinsurance accounts, underlying loss experience of cedants and reinsurance coverage and security issues.

8 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2006		2005	
	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	$1,154,851	$1,070,621	$953,172	$992,181
Assumed	450,168	434,417	433,428	427,515
Ceded	(194,896)	(179,177)	(197,501)	(203,254)
Net premiums	$ 1,410,123	$1,325,861	$1,189,099	$1,216,442

The Group's provision for reinsurance recoverable as at 31 December 2006 and 2005 is as follows:

	2006	2005
Gross reinsurance recoverable	$1,284,322	$631,957
Provision for uncollectible balances	(46,791)	(24,511)
Net reinsurance recoverable	$1,237,531	$607,446

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. All current reinsurers have a financial strength rating of at least 'A' from Standard & Poor's or 'A' from A M Best, or provide appropriate collateral. However, certain reinsurers from prior years have experienced reduced ratings which has led to the need for the provision. At 31 December 2006, there were five reinsurers which accounted for 5 per cent or more of the total reinsurance recoverable.

	% of reinsurance recoverable	AM Best Rating
Hannover Ruck AG	11%	A
Munich Re	11%	A+
National Indemnity Company	7%	A++
GE Frankona Ruck AG	7%	A
Allianz Global Corporate & Specialty AG	5%	A

At 31 December 2006, the Group had a deposit with reinsurer of $nil (2005: $ 21,823) with Max Re, which is rated 'A' by A M Best. This relates to a whole account stop loss contract that covers the Group's underwriting at Lloyd's for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and as a result, premiums paid are accounted as a deposit. The deferred gain under the contract of $nil (2005: $6,898) is recognised in income as recoveries are made. During 2006, $6,898 of the deferred gain was recognised in income (2005: $11,380). Assets equivalent in value to the amount accounted as a deposit were held by an independent trustee for the benefit of the reinsured syndicates.

9 Derivative financial instruments

Catastrophe swap agreement

On 17 November 2006, Catlin Bermuda entered into a catastrophe swap agreement

('Cat Swap') that provides up to $200.25 million in coverage in the event of a series of natural catastrophes. Catlin Bermuda's counterparty in the Cat Swap is a special purpose vehicle, Bay Haven Limited ('Bay Haven'). Bay Haven has issued to investors $200.25 million in threeyear floating rate notes, divided into Class A and Class B notes. The proceeds of those notes provide the collateral for Bay Haven's potential obligations to Catlin Bermuda under the Cat Swap.

The Cat Swap responds to certain covered risk events occurring during a three year period. No payment will be made for the first three such risk events. Bay Haven will pay Catlin Bermuda $33.375 million per covered risk event thereafter, up to a maximum of six events. The aggregate limit potentially payable to Catlin Bermuda is $200.25 million.

The categories of risk events covered by the transaction are: US hurricanes (Florida, Gulf States and East Coast), California earthquakes, US Midwest earthquakes, UK windstorms, European (excluding UK) windstorms, Japanese typhoons and Japanese earthquakes. Only one payment will be made for each covered risk event, but the Cat Swap will respond to multiple occurrences of a given category of risk event, such as if more than one qualifying US hurricane occurs during the period.

The catastrophe swap will be triggered for US risk events if aggregate insurance industry losses, as estimated by Property Claims Services, meet or exceed defined threshold amounts. Coverage for nonUS risk events will be triggered if specific parametric criteria, such as wind speeds or ground motions, are met or exceeded. The first two events paid under the catastrophe swap would impact the Class B notes; subsequent events, up to the limit of six events over the three year period, would impact the Class A notes.

In addition, on 17 November 2006 Catlin Bermuda entered into a further catastrophe swap agreement with ABN AMRO Bank N.V. London Branch which will respond to the third covered risk event (that is, the covered risk event before the Class B notes are triggered). The terms are otherwise as described for the Class A and Class B notes, except that the limit payable is $46,500.

The Cat Swap falls within the scope of SFAS 133 ("Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS 133") and is therefore measured in the balance sheet at fair value with any changes in the fair value included in earnings. As at 31 December 2006, the fair value of the Cat Swap is a liability of $619. As there is no quoted market value available for this derivative, the fair value is determined by management using internal models based on the valuation of the Class A and Class B notes issued by Bay Haven, which are publicly quoted. The fair value model takes into account changes in the market for catastrophe reinsurance contracts with similar economic characteristics and the potential for recoveries from events preceding the valuation date.

Other derivative instruments

On acquisition of Wellington, the Group acquired various foreign currency derivatives (forward contracts, caps and collars) and options to purchase shares in Aspen Insurance Holdings Ltd. As at 31 December 2006, the fair value of the foreign currency derivatives was $24,847, of which $18,324 had a remaining term of less than 12 months, and the fair value of the Aspen options was $21,190.

10 Notes payable, debt and financing arrangements

The Group's outstanding debt as at 31 December 2006 and 2005 consisted of the following:

	2006	2005
Notes payable		
Revolving bank facility, due 22 January 2007	$50,000	$50,000
Total notes payable	50,000	50,000
Subordinated debt (1)		
Variable rate, face amount e7,000, due 15 March 2035	10,032	-
Variable rate, face amount $27,000, due 15 March 2036	29,274	-
Variable rate, face amount $31,300, due 15 September 2036	34,103	-

Variable rate, face amount $9,800, due 15 September 2036	10,677	-
Variable rate, face amount e11,000, due 15 September 2036	15,850	-
Total subordinated debt	99,936	-
Bridge financing	500,290	-
Total debt	$650,226	$50,000

(1) Debt instruments acquired in business combination

Future interest payments on notes payable and bridge financing as at 31 December 2006 are $3,185, due in 2007. Future annual interest payments on subordinated debt, estimated at interest rates in effect at 31 December 2006, are $7,345.

The Group paid $2,655 in interest during the year ended 31 December 2006 (2005: $2,113).

Subordinated debt

On 12 May 2006 Wellington issued $27,000 and e7,000 of variable rate unsecured subordinated notes. The notes are subordinated to the claims of all Senior Creditors, as defined in the agreement. The notes pay interest based on the rate on three-month deposits in US Dollars plus a margin of 317 basis points for the Dollar note and 295 basis points for the Euro note. Interest is payable quarterly in arrears. The notes are redeemable at the discretion of the issuer beginning on 15 March 2011 with respect to the Dollar notes and 22 May 2011 with respect to the Euro notes.

On 20 July 2006 Wellington issued $31,300, $9,800 and e11,000 of variable rate unsecured subordinated notes. The notes are subordinated to the claims of all Senior Creditors, as defined in the agreement. The notes pay interest based on the rate on three-month deposits in US Dollars plus a margin of 310 basis points for the $31,300 notes and 300 basis points for the other two notes. Interest is payable quarterly in arrears. The notes are each redeemable at the discretion of the issuer on 15 September 2011.

Bridge financing

On 30 October 2006 Catlin entered into a bridge financing arrangement with JP Morgan Cazenove under which it could borrow up to $500 million. On 27 and 28 December 2006 Catlin borrowed $325 and $175 million, respectively, under this bridge facility to partially finance the Wellington acquisition. The interest rate on this bridge loan is based on threemonth Libor plus 45 basis points. The weighted average interest rate on the bridge loan at 31 December 2006 is 5.8 per cent. As at 31 December 2006 the Group had a balance of $500.3 million outstanding on this facility.

The bridge financing was repaid with the proceeds of the noncumulative perpetual preferred shares in January 2007, described in Note 21.

Bank facilities

Since November 2003, the Group has participated in a Letter of Credit/ Revolving Loan Facility (the 'Club Facility') with three, and since 15 December 2006, four banks. Each bank participates equally in the Club Facility. The Club Facility is comprised of three tranches as detailed below. The Club Facility has been varied, amended and restated since it was originally entered into, most recently on 15 December 2006 when the credit available under the Club Facility increased from $250,000 and £150,000 to $400,000 and£275,000 respectively. The following amounts were outstanding under the Club Facility as at 31 December 2006:

- Debt outstanding was $50,000, in the form of a 364day $50,000 revolving facility with a one year term-out option ('Facility A'). Facility A, while not directly collateralised, is secured by floating charges on Group assets and cross guarantees from material subsidiaries. This debt bears interest at three-month Libor plus 65 basis points, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10 per cent, sufficient to repay the loan at any time. The undrawn portion of Facility A costs 25 basis

points per annum. This loan, which is available under one, two- or three-month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to extend the revolving facility for 364 days, or to convert all cash advances into a term loan. This loan was repaid including interest on 22 January 2007.

- A clean, irrevocable standby LOC of $294,000 (£150,000) is provided to support CSL's underwriting at Lloyd's ('Facility B'). As at 31 December 2006, CSL has utilised Facility B and deposited with Lloyd's an LOC in the amount of $294,000 (£150,000). In the event that CSL failed to meet its obligations under policies of insurance written on its behalf, Lloyd's could draw down this letter of credit. This LOC has an initial expiry date of 27 November 2010. Collateral of $78,400 (£40,000) was provided in 2006.

- A two-year $350 million standby LOC facility is available for utilisation by Catlin Bermuda and Catlin UK ('Facility C'). It is split into two equal tranches of $175 million with the first being fully secured by OECD Government Bonds, US Agencies and or cash discounted at varying rates. The second tranche is unsecured. At 31 December 2006, $106,922 in LOC's were outstanding, of which $103,639 are issued for the benefit of Catlin Bermuda, with a single LOC of $3,283 (£1,675) being for the benefit of Catlin UK.

The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These include maximum levels of possible exposures to realistic disaster scenarios for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2006 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2006.

At 31 December 2006 a Wellington bank facility was still in existence. Wellington had deposited with Lloyd's unsecured LOCs totalling $147,000 (£75,000). In February 2007, these unsecured letters of credit were cancelled and replaced with letters of credit issued under the Group's Facility B described above.

11 Intangible assets and goodwill

Net intangible assets and goodwill as at 31 December 2006 and 2005 consist of the following:

	Goodwill	Indefinite life intangibles	Finite life intangibles	[illegible]
Gross value at 1 January 2005	$36,099	-	$64,302	$10(
Accumulated amortisation	(19,869)	-	(9,294)	(2:
Net value at 1 January 2005	16,230	-	55,008	7:
Movements during 2005:				
Reclassification of intangible asset	-	54,337	(54,337)	
Additions	-	-	51	
Foreign exchange adjustment	(1,317)	(5,660)	(2)	((
Write off	-	-	(671)	
Total movements during 2005	(1,317)	48,677	(54,959)	('
Gross value at 31 December 2005	32,805	56,966	49	8:
Accumulated amortisation	(17,892)	(8,289)	-	(2(
Net value at 31 December 2005	$14,913	$48,677	$49	$6:
Movements during 2006:				
Business combination	68,970	461,580	10,976	54:
Additions	704	253,446	325	25'
Foreign exchange revaluation	1,648	6,792	21	{
Amortisation charge	-	-	(75)	

Total movements during 2006	71,322	721,818	11,247	80
Gross value at 31 December 2006	106,498	779,941	11,376	89
Accumulated amortisation	(20,263)	(9,446)	(80)	(2
Net value at 31 December 2006	$86,235	$770,495	$11,296	$86

Neither goodwill nor intangibles were impaired in 2006 or 2005.

Goodwill, purchased syndicate capacity and admitted licenses are considered to have an indefinite life and as such are subject to annual impairment testing.

The Group's intangibles relate to the purchase of syndicate capacity, customer relationships, distribution channels and admitted as well as surplus lines licenses.

Distribution channels and surplus lines licenses are considered to have a finite life and are amortised over their estimated useful lives of five years. Amortisation of intangible assets for the next five years at current exchange rates will amount to approximately $2,275 per annum.

Purchased syndicate capacity

Lloyd's syndicate capacity purchased in 2002 amounted to $50,959. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business originally underwritten by members of Syndicate 1003, which was assumed by Syndicate 2003, and which was capitalised by CSL in the 2003 Lloyd's underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the consideration has been allocated to these intangible assets.

In connection with the Wellington acquisition, the Group purchased Wellington's 67 per cent share of the underwriting capacity of Syndicate 2020. A portion of the purchase price of Wellington has been allocated to this capacity (see Note 3 for further details).

In a separate transaction executed simultaneously with the Wellington acquisition, the Group, by way of cessation of Syndicate 2020, in effect acquired the remaining 33 per cent of Syndicate 2020's capacity from the unaligned members. As compensation for the cessation (and, in effect, for surrendering the capacity), unaligned members were given the option of i) 50 pence per £1.00 of capacity; or ii) 40 pence per£1.00 of capacity and the ability to participate in a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for the 2007 and 2008 years of account. Approximately one-third of unaligned members elected to take option i), with the balance taking option ii).

This asset has been valued at $250,071, or 50 pence per£1.00 of capacity acquired. This represents the cash paid plus an amount representing the participation in a new reinsurance syndicate, a nonmonetary asset, which has been valued at 10 pence per £1.00 of capacity acquired. This nonmonetary amount, $30,514, has been accounted for as a reinsurance creditor and will be amortised over the two years of participation in the new reinsurance syndicate.

Effective 1 January 2007, Syndicate 2020 ceased underwriting and the purchased capacity (and that falling to the Group by way of cessation of Syndicate 2020) has been re-deployed to increase the capacity of Syndicate 2003.

12 Taxation

Bermuda

Under current Bermuda law neither the Company nor its Bermuda subsidiary, Catlin Bermuda, are required to pay any taxes in Bermuda on their income or capital gains. Both the Company and Catlin Bermuda have received undertakings from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2016.

United Kingdom

The Group also operates in the UK through its UK subsidiaries and the income of the UK companies is subject to UK corporation taxes.

Income from the Group's operations at Lloyd's is also subject to US income taxes. Under a Closing Agreement between Lloyd's and the Internal Revenue Service (IRS), Lloyd's Members pay US income tax on US connected income written by Lloyd's Syndicates. US income tax due on this US connected income is calculated by Lloyd's and remitted directly to the Internal Revenue Service and is charged by Lloyd's to Members in proportion to their participation on the relevant Syndicates. The Group's Corporate Members are all subject to this arrangement but, as UK tax residents, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.

United States

The Group also operates in the US through its US subsidiaries and their income is subject to both US State and US Federal income taxes.

Other international income taxes

The Group has a network of international operations and they also are subject to income taxes imposed by the jurisdictions in which they operate but they do not constitute a material component element of the Group's tax charge.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax expense for the years ended 31 December 2006 and 2005 is as follows:

	2006	2005
Current tax (benefit)/expense	$(5,438)	$6,477
Deferred tax expense	22,044	1,526
Expense for income taxes	$16,606	$8,003

The weighted average expected tax expense has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. The weighted average tax rate for the Group is 6.0 per cent (2005: 29.9 per cent). A reconciliation of the difference between the expense for income taxes and the expected tax expense at the weighted average tax rate for the years ended 31 December 2006 and 2005 is provided below.

	2006	2005
Expected tax expense at weighted average rate	$1,889	$8,307
Permanent differences:		
Disallowed expenses	474	1,149
(Over)/under accrual of tax in prior periods	(1,297)	262
Items taxed in previous years	-	(1,212)
Specific contingency provision	15,540	-
Other	-	(503)
Expense for income taxes	$16,606	$8,003

The components of the Group's net deferred tax liability as at 31 December 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		

Net operating loss carryforwards	$73,346	$7,462
Future UK double tax relief	7,953	7,507
Whole account stop loss	-	2,069
Deep discount security unwind	770	1,201
Accelerated capital allowances	1,137	488
Compensation accruals	5,080	
Cumulative translation adjustment	-	4,447
Syndicate capacity amortisation and other	156	2,022
Total deferred tax assets	$88,442	$25,196
Deferred tax liabilities:		
Intragroup financing charges	(8,932)	-
Untaxed profits	(104,030)	(29,377)
Intangible assets arising on business combination	(127,017)	-
Net deferred tax liability	$(151,537)	$(4,181)

As at 31 December 2006, a deferred tax asset of $2,184 (2005: $nil) and a deferred tax liability of $153,721 (2005: $4,181) are recognised in the balance sheet. No valuation allowance was necessary as at 31 December 2006 and 2005.

As at 31 December 2006, the Group has net operating loss carryforwards of approximately $243,401, which are available to offset future taxable income (2005: $24,873). The net operating loss carry forwards primarily arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilisation of these losses.

13 Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as at 31 December 2006 and 2005:

	Authorised		Issued and outstanding	
	Number of shares	Par value $000	Number of shares	Par value $000
Ordinary common shares, par value $0.01 per share				
As at 31 December 2006	400,000,000	$4,000	238,283,281	$2,383
As at 31 December 2005	250,000,000	$2,500	155,914,616	$1,559

The following table outlines the changes in common shares issued and outstanding during 2006 and 2005:

	2006	2005
Balance, 1 January	155,914,616	154,097,989
Exercise of stock options and warrants	249,108	1,816,627
Equity raise	7,704,900	-
Business combination	74,414,657	-
Balance, 31 December	238,283,281	155,914,616

Equity raise

On 14 March 2006, the Group placed 7,704,900 new common shares with par value of $0.01 each at $8.68 (£5.00) per share, raising $65,231 net of expenses.

Business Combination

As described more fully in Note 3, the Group has issued 74,414,657 common shares as at 31 December 2006 to former holders of Wellington shares in connection with the acquisition of Wellington.

Treasury stock

In connection with the Performance Share Plan ('PSP'), at each dividend date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP (assuming full vesting), is paid into an Employee Benefit Trust ('EBT'). The EBT uses these funds to purchase Group shares on the open market. These shares will ultimately be distributed to PSP holders to the extent that the PSP awards vest. During 2006, the Group, through the EBT, purchased 155,155 of the Group's shares, at an average price of $8.72 £4.65) per share. The total amount paid of $1,352 is shown as a deduction to stockholders' equity.

Wellington also had an EBT which held shares in Wellington. The EBT accepted the Offer and therefore at year end, it held 555,768 of the Group's shares at a price of $9.44 (£4.99) per share.

Dividends

On 12 June 2006, the Group paid a final dividend relating to the 2005 financial year of $0.176 (£0.101) per share to shareholders of record at the close of business on 12 May 2006. The total dividend paid for the 2005 financial year was $0.275 (£0.155) per share.

On 10 November 2006, the Group paid an interim dividend relating to the 2006 financial year of $0.113 per share £0.060 per share) to shareholders of record as at 13 October 2006.

14 Employee stock compensation schemes

The Group has two stock compensation schemes in place under which awards are outstanding: a Performance Share Plan, which was adopted in 2004, and a Long Term Incentive Plan, adopted in 2002. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the year ended 31 December 2006 was $11,000 (2005: $4,246). Remaining stock compensation to be expensed in future periods relating to these plans is $20,913.

Performance Share Plan ('PSP')

On 9 March 2006, a total of 2,020,301 options with $nil exercise price and 275,296 non-vested shares (total of 2,295,597 securities) were granted to Group employees under the PSP. Up to half of the securities will vest on 9 March 2009 and up to half will vest on 9 March 2010, subject to certain performance conditions.

These securities have been treated as nonvested shares and as such have been measured at their fair value as if they were vested and issued on the grant date, excluding the impact of performance vesting conditions. Performance vesting conditions are included in assumptions about the number of nonvested shares that employees will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The current vesting conditions assume that employees will ultimately receive 100% of granted securities and that the annual attrition rate is 3%. The total number of PSP securities outstanding at 31 December 2006 was 4,429,075 and the total compensation expense relating to the PSP for the year ended 31 December 2006 was $9,669.

None of the PSP securities have vested. The table below shows the unvested PSP securities as at 31 December:

	2006	2005
Outstanding, beginning of period	2,203,786	-
Granted during year	2,295,597	2,223,959
Forfeited during year	(72,497)	(20,173)
Outstanding, end of period	4,426,886	2,203,786

Fair value per PSP security as at date of grant	$8.71	$7.13

In addition, at each dividend payment date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP (assuming full vesting), is paid into an Employee Benefit Trust. This amount, totalling $1,306 in 2006, is treated as a deferred compensation obligation and as such is taken directly to retained earnings and capitalised in stockholders' equity within additional paid-in capital.

Long Term Incentive Plan ('LTIP')

Interests in a total of 16,051,613 ordinary common shares were granted to eligible employees. The individual awards were divided into options with an exercise price of $5.00 and exercisable in four equal annual tranches, and options with exercise prices of $10.00, $12.50 and $15.00, exercisable on 1 July 2007. The total compensation expense relating to the LTIP for the year ended 31 December 2006 was $1,331.

The options vest on various dates as prescribed under LTIP plan documentation, but in any event all will have vested and will expire by 4 July 2012. The table below shows the vesting dates and the number of options that have vested on those dates:

Date		Number of options vesting
4 July 2003		1,576,110
6 April 2004 (IPO date)		4,815,484
4 July 2004		1,668,261
4 July 2005		1,655,158
4 July 2006		1,647,564
	Total	11,362,577

The table below shows the status of the interests in shares as at 31 December:

	2006		2(	
	Number	Weighted average exercise price ($)	Number	Weigl ave: exer(price
Outstanding, beginning of period	15,979,915	9.68	16,440,660	[illegible]
Exercised during year	(544,500)	4.97	(322,877)	[illegible]
Forfeited during year	(164,736)	11.94	(137,868)	[illegible]
Outstanding, end of period	15,270,679	9.76	15,979,915	[illegible]
Exercisable, end of period	10,084,791	8.45	9,005,511	[illegible]

Exercise price	Number of options outstanding	Average remaining contractual life (years)
$5.00	5,197,217	5.5
£3.50	322,155	5.5
$10.00	3,250,427	1.0
$12.50	3,250,427	1.0
$15.00	3,250,453	1.0
Total	15,270,679	2.5

As at year end, there was no amount receivable from shareholders on the exercise of interests in shares.

The fair value of the options granted during 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being four years for the£3.50 tranche, 1.875 years for the performance based tranche that vested on admission and 3.625 for the performance based tranche that vests on 4 July 2007. The valuation has assumed an average volatility of 40 per cent, no expected dividends and a risk free rate using US dollar swap rates appropriate for the expected life assumptions: 2.8 per cent for four years; 1.79 per cent for 1.875 years; and 2.64 per cent for 3.625 years.

The fair value of the options granted prior to 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4.5 years from the date of the subscription agreement. The valuation has assumed a risk free rate of return at the average of the four- and five-year US dollar swap rates of 3.39 per cent and no expected volatility (as the minimum value method was utilised because the Company was not listed on the date the options were issued).

Warrants

In 2002, the Company issued warrants to shareholders to purchase 20,064,516 common shares. Warrants may be exercised in whole or in part, at any time, until 4 July 2012 and are exercisable at a price per share of $5.00. No warrants were exercised during 2006. During 2005, warrants to purchase 5,120,465 common shares were exercised and settled net for 1,703,386 common shares, leaving warrants entitling the purchase of 14,944,051 common shares outstanding.

15 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

More to follow, for following part doubleclick [nRN3I6439S]

REG-Catlin Group Limited Final Results - Part 2 - Part 1
Released: 09/03/2007

RNS Number:6439S
Catlin Group Limited
09 March 2007

PART 2

Catlin Group Limited
Consolidated Balance Sheets
As at 31 December 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortised cost 2006: $2,685,960; 2005: $1,761,968)	$2,669,437	$1,744,043
Short-term investments, at fair value	27,565	14,666
Investment in funds	326,208	-
Investment in associate	2,617	2,794
Total investments	3,025,827	1,761,503
Cash and cash equivalents	1,987,882	609,857
Securities lending collateral	130,854	-
Accrued investment income	32,136	17,227
Premiums and other receivables	987,768	565,500
Reinsurance recoverable (net of allowance of 2006: $46,791; 2005: $24,511)	1,237,531	607,446
Deposit with reinsurer	1,321	21,823
Reinsurers' share of unearned premiums	104,731	37,222
Deferred policy acquisition costs	144,063	126,738
Value of in-force business acquired	118,384	-
Intangible assets and goodwill (accumulated amortisation 2006: $29,789; 2005: $26,181)	868,026	63,639
Derivatives, at fair value	46,037	-
Other assets	121,758	49,028
Total assets	$8,806,318	$3,859,983
Liabilities, Minority Interest and Stockholders' Equity		
Liabilities:		
Reserves for losses and loss expenses	$4,005,133	$1,995,485
Unearned premiums	1,290,379	663,659
Deferred gain	-	8,078
Reinsurance payable	192,958	137,313
Accounts payable and other liabilities	363,399	70,186
Notes payable	550,290	50,000
Subordinated debt	99,936	-
Derivatives, at fair value	619	-
Securities lending payable	130,854	-
Deferred taxes	153,721	4,181
Total liabilities	$6,787,289	$2,928,902
Minority interest	749	-

	2006	2005
Stockholders' equity:		
Ordinary common shares, par value $0.01 Authorised 400,000,000; issued and outstanding 2006: 238,283,281; 2005: 155,914,616)	$2,383	$1,559
Additional paid-in capital	1,610,725	721,935
Treasury stock	(6,600)	-
Accumulated other comprehensive loss	(26,090)	(21,399)
Retained earnings	437,862	228,986
Total stockholders' equity	2,018,280	931,081
Total liabilities, minority interest and stockholders' equity	$8,806,318	$3,859,983

Approved by the Board of Directors on 8 March 2007
Stephen Catlin, Director

Christopher Stooke, Director

Catlin Group Limited
Consolidated Statements of Operations
For the years ended 31 December 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005
Revenues		
Gross premiums written	$1,605,019	$1,386,600
Reinsurance premiums ceded	(194,896)	(197,501)
Net premiums written	1,410,123	1,189,099
Change in net unearned premiums	(84,262)	27,343
Net premiums earned	1,325,861	1,216,442
Net investment income	105,287	82,147
Net realised losses on investments	(17,041)	(1,520)
Change in fair value of derivatives	(619)	
Net realised gains/(losses) on foreign currency exchange	38,746	(13,791)
Other income	3,528	741
Total revenues	1,455,762	1,284,019
Expenses		
Losses and loss expenses	681,549	865,285
Policy acquisition costs	341,531	305,539
Administrative expenses	130,703	61,865
Other expenses	26,562	23,665
Total expenses	1,180,345	1,256,354
Income before minority interest and income tax expense	275,417	27,665
Minority interest	(22)	-
Income tax expense	(16,606)	(8,003)
Net income	$258,789	$19,662
Earnings per common share		
Basic	$1.59	$0.13

Diluted	$1.47	$0.12

Catlin Group Limited
Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income
For the years ended 31 December 2006 and 2005
(US dollars in thousands, except share amounts)

	Common stock	Additional paidin capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	st
Balance 1 January 2005	$1,541	$716,649	-	$248,841	$4,156	
Comprehensive income:						
Net income	-	-	-	19,662	-	
Other comprehensive loss	-	-	-	-	(25,555)	
Total comprehensive income/(loss)	-	-	-	19,662	(25,555)	
Stock compensation expense	-	4,246	-	-	-	
Dividends declared	-	-	-	(38,950)	-	
Deferred compensation obligation	-	567	-	(567)	-	
Adjustment to Global Offer expenses	-	491	-	-	-	
Balance 31 December 2005	$1,559	$721,935	-	$228,986	$(21,399)	
Comprehensive income:						
Net income	-	-	-	258,789	-	
Other comprehensive loss	-	-	-	-	(4,691)	
Total comprehensive income/(loss)	-	-	-	258,789	(4,691)	
Issuance of common shares in connection with acquisition of Wellington	744	811,683	-	-	-	
Equity raise	77	64,804	-	-	-	
Stock compensation expense	-	11,000	-	-	-	
Stock options and warrants exercised	3	(3)	-	-	-	
Dividends declared	-	-	-	(48,607)	-	
Deferred compensation obligation	-	1,306	-	(1,306)	-	
Treasury stock purchase	-	-	(6,600)	-	-	
Balance 31 December 2006	$2,383	$1,610,725	$(6,600)	$437,862	$(26,090)	

Catlin Group Limited
Consolidated Statements of Cash Flows
For the years ended 31 December 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005

Cash flows provided by operating activities		
Net income	$258,789	$19,662
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	11,379	9,631
Amortisation of premiums/discounts of fixed maturities	(6,185)	(12,371)
Net realised losses on investments	17,040	1,520
Changes in operating assets and liabilities, net of effect of business combination		
Reserves for losses and loss expenses	(258,017)	700,895
Unearned premiums	52,587	7,810
Premiums and other receivables	(7,346)	(10,087)
Deferred policy acquisition costs	(1,639)	2,577
Reinsurance payable	(175,687)	166,576
Reinsurance recoverable	292,176	(305,930)
Reinsurers' share of unearned premiums	4,016	(14,334)
Deposit with reinsurer	21,823	36,007
Deferred gain	(8,078)	(11,470)
Accounts payable and other liabilities	60,894	(2,174)
Investment in funds	(89,925)	-
Deferred tax	-	6,855
Other	(50,635)	(129,933)
Net cash flows provided by operating activities	121,192	465,234
Cash flows provided by/(used in) investing activities		
Purchases of fixed maturities	(2,138,862)	(1,817,889)
Purchases of short-term investments	(97,088)	(258,048)
Proceeds from sales of fixed maturities	2,104,900	1,445,990
Proceeds from maturities of fixed maturities	17,397	77,864
Proceeds from sales of short-term investments	102,219	429,616
Cash flows arising from investment in associate	1,452	-
Purchases of subsidiaries, net of cash acquired	933,042	-
Purchase of intangible assets	(223,257)	(51)
Purchases of property and equipment	(16,484)	(11,174)
Proceeds from sales of property and equipment	340	21
Investment of securities lending collateral	(130,854)	-
Net cash flows provided by/(used in) investing activities	$552,805	$(133,671)

	2006	2005
Cash flows provided by/(used in) financing activities		
Net proceeds from issue of common shares	$65,436	-
Dividends paid on common shares	(48,751)	(38,291)
Proceeds from notes payable	500,000	250,000
Repayment of notes payable	-	(250,000)
Securities lending collateral received	130,854	-
Purchase of treasury stock	(1,352)	-
Net cash flows provided by/(used in) financing activities	646,187	(38,291)
Net increase in cash and cash equivalents	1,320,184	293,272
Cash and cash equivalents - beginning of year	609,857	354,608
Effect of exchange rate changes	57,841	(38,023)
Cash and cash equivalents - end of year	$1,987,882	$609,857
Supplemental cash flow information		
Taxes paid	$16,135	$223

Interest paid	$2,655	$2,113
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$1,040,079	$480,014
Cash equivalents	$947,803	$129,843
	---------	---------

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Notes to the Consolidated Financial Statements
For the years ended 31 December 2006 and 2005
(US dollars in thousands, except share amounts)

1 Nature of operations

Catlin Group Limited ('Catlin' or the 'Company') is a holding company incorporated on 25 June 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom ('UK'), the Company is the sole shareholder of Catlin Underwriting Agencies Limited ('CUAL'), a Lloyd's managing agent, and Catlin Syndicate Limited ('CSL'), a member of Lloyd's Syndicate 2003 and Syndicate 2600. As well as Syndicates 2003 and 2600, CUAL also managed Syndicate 1003, the capital of which was provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year through 31 December 2006, CSL was the sole capital provider to all CUALmanaged syndicates; with effect from the 2007 underwriting year, certain Wellington companies also provide capital to support Syndicate 2003's underwriting.

In December 2000, the Company established Catlin Insurance Company Ltd. ('Catlin Bermuda') as a Bermuda licensed insurer. Catlin Bermuda remained dormant until July 2002 when, in conjunction with a private equity capital raise, Catlin Bermuda was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. In December 2003, Catlin Bermuda received authorisation from the Financial Services Authority ('FSA') to commence underwriting in the UK through its UK Branch operations. In March 2005, Catlin Insurance Company (UK) Limited ('Catlin UK') was authorised by the FSA and in June 2005, all of the business written by the UK Branch of Catlin Bermuda was novated into this new company, Catlin UK, a subsidiary of Catlin Bermuda.

In May 2006, the Group, through its wholly owned subsidiary Catlin Inc., acquired 100 per cent of the outstanding common shares of American Indemnity Company. That company, now renamed Catlin Insurance Company Inc. ('Catlin US'), is expected to become a key part of the Company's US operations.

More to follow, for following part doubleclick [nRN1I6439S]

REG-Catlin Group Limited Dividend Declaration
Released: 09/03/2007

RNS Number:6565S
Catlin Group Limited
09 March 2007

CATLIN GROUP LIMITED

DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has recommended a final dividend of 17 pence (32.8 cents) per share in respect of the year ended 31 December 2006, which will be paid on 8 June 2007 to shareholders of record at the close of business on 11 May 2007, subject to shareholders' approval at the Annual General Meeting on 24 May 2007. When added to the declared interim dividend of 6.0 pence (11.3 cents) paid in November 2006, this will make a total dividend for the year of 23.0 pence (44.1 cents).

The final dividend is payable in sterling (based on the exchange rate of£1 = US$1.93 prevailing on 7 March 2007) except for shareholders who have elected as at 8 March 2007 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars and who wish to do so in the future should contact the Company's registrar, Capita IRG (telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

- ends -

For more information contact:

William Spurgin, Head of Investor Relations   Tel: + 44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

END
DIVJLMLTMMIMMIR

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 09/03/2007

RNS Number:6820S
Catlin Group Limited
09 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

MICHAEL HEPHER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

MICHAEL HEPHER

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

...1173442712nRNSI6820S... 13/03/2007

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

NICOLA GRAHAM 020 7743 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM

Date of notification
9 MARCH 2007

END

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REG-Catlin Group Limited Director/PDMR Shareholding
Released: 09/03/2007

RNS Number:7055S
Catlin Group Limited
09 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9,11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

MICHAEL HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

MICHAEL HARPER

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MICHAEL HARPER

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

499.5 PENCE PER SHARE

14. Date and place of transaction

9 MARCH 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

30,000 0.012%

16. Date issuer informed of transaction

9 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

NICOLA GRAHAM 020 7743 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM

Date of notification
9 MARCH 2007

END

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REG-Catlin Group Limited Director/PDMR Shareholding
Released: 12/03/2007

RNS Number:7834S
Catlin Group Limited
12 March 2007

Catlin Group Limited

12 March 2007

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES' SHAREHOLDINGS

It is announced that awards of options over Catlin Group Limited's (the "Company") common shares of $0.01 each were made on 9 March 2007 pursuant to the Company's Performance Share Plan as follows:

Name	Status	Number of shares covered by award
Stephen Catlin	Director	191,176
Christopher Stooke	Director	117,647
Paul Brand	Person discharging managerial responsibilities	147,059
Paul Jardine	Person discharging managerial responsibilities	117,647

Up to 50% of each award will vest in each of 2010 and 2011, but only to the extent that the performance conditions set forth in the Performance Share Plan are achieved.

No consideration was payable upon grant of the awards or will be payable upon the exercise of any vested awards.

This announcements is made in accordance with Disclosure Rule 3.1.4 R (1)(a).

END
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END